4.


05007202

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sirit

*CURRENT ADDRESS


PROCESSED
APR 25 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3200   FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/15/05


sirit
vision beyond sight™



emerging
& established

2004 Annual Report

With more than a decade of success deploying Radio Frequency Identification (“RFID”) hardware technology solutions across a broad range of RFID frequencies and protocols, Sirit has built a strong track record in markets. We are leveraging this experience and credibility to expand into the many applications for RFID.



2,712.9 Million
1,829.6 Million
1,467 Million
286.8 Million
Established Applications
Emerging Applications

By 2007, the markets for established applications such as tolling, asset tracking, parking and access control are predicted to grow to $2.7 billion annually. This growth will be outpaced by the demand in new applications, including supply chain management, product authentication, mobile commerce and closed-loop opportunities such as manufacturing, baggage handling and transportation/ticketing, where RFID is on the cusp of broad deployment. These emerging applications are forecast to grow to $1.8 billion annually by 2007.

Source: Venture Development Corporation

otal spending in the global RFID marketplace will increase to

US$11.7 billion in 2010.

Source: Frost & Sullivan

EMERGING TECHNOLOGY



RFID Engine.





Over the next several years, RFID is expected to be widely implemented in the stores, warehouses and distribution centres of the world's major retailers and the many companies that supply them. According to consulting firm Venture Development Corporation, from 2004 to 2007 the demand for readers in supply chain management applications is expected to increase five fold. RFID readers will be mounted on dock doors, forklifts, conveyor belts, and embedded in industrial printers and label applicators, handheld computers and other data collection devices. Sirit is targeting each of these applications principally through expanding our strategic partnerships, including those with top Original Equipment Manufacturers ("OEMs"). Through these partnerships, we provide embedded RFID reader modules that add RFID read/write functionality to OEM products. As an embedded technology provider, Sirit is able to leverage our partners' distribution, sales and marketing channels and well-established customer relationships to reach a much broader base of end-users. The embedded OEM technology route to market is one that is very familiar to Sirit, as evidenced by our track record exceeding 200,000 RFID reader units produced and shipped. It is a model that Sirit will continue to leverage to address emerging applications.

One of the main OEM growth areas is handheld and mobile data collection terminals. According to IDC, there are more than 4.9 million mobile data collection devices utilized today in the U.S. alone. As industry adoption of RFID continues to grow, demand for devices that incorporate RFID will increase, resulting in upgrade cycles for new RFID-enabled mobile data collection terminals. Through our partnership strategy, Sirit's modules are designed and embedded in numerous mobile data collection devices from several leading OEMs. Given that these OEMs are the long-time incumbent equipment suppliers for major retailers and are entrenched in warehouse and retail environments, we believe they will emerge as the key suppliers of RFID-enabled hardware in the coming years, thereby positioning Sirit to capitalize on this opportunity.

RFID Readers in Supply Chain Management





Recently, Sirit has teamed with LXE Inc. to produce the first robust, forklift-mounted RFID data collection solutions for use in warehousing and distribution.

In 2004, Sirit continued its long history of aligning with tier-1 technology leaders by publicly announcing agreements with Intel Corporation and Psion Teklogix. These are just two of the relationships leveraging Sirit's reader technology. Through our partners and customers, Sirit reader technology is being used in more than 150 pilots, tests and trials throughout North America.

Our efforts were supported by the launch of the ST200 OEM module, a multi-protocol, ultra high frequency ("UHF") module designed to meet the RFID requirements as set forth in mandates from entities including Wal-Mart and the U.S. Department of Defense. The ST200 provides for easy embedded integration into handhelds, portable data terminals, printers, label applicators and other OEM devices. This module is designed to support today's tag protocols and standards as well as future standards such as EPCglobal™ ("EPC") Gen 2. The ST200 is currently being designed into and deployed by several of our partners and customers, and we expect that the ST200 and its successors will be designed into next-generation product lines during 2005 and beyond.


In 2004, Sirit and Intel Corporation announced a collaboration agreement to develop building block technology for high-performance, stationary portal readers, which will be a key growth application in supply chain management.


SOLID
EXPERIENCE

Since 1993, Sirit has developed an enviable track record providing RFID hardware systems and solutions to automatic vehicle identification ("AVI") markets, including tolling, parking and access control. Throughout our history, we have deployed more than 2.2 million transponders and hundreds of readers in tolling, parking and access control facilities worldwide.

Sirit is a recognized market leader in UHF technology. Sirit's UHF products, based on the Title 21 open standard protocol adopted by the California Department of Transportation, are widely implemented in both California and Colorado. Last year, we solidified our leadership position in these markets with a three-year, $12 million contract from the Transportation Corridor Agencies in Southern California. In addition, Sirit continues to be the dominant supplier to agencies throughout its core markets, California and Colorado, which is a testament to our products as well as the service we provide in supporting our customer base. While electronic tolling may be considered a mature application in the U.S., it continues to present strong potential for future growth. Government agencies are increasingly realizing the financial benefits of toll roads to fund repairs or extensions to existing roads. Additionally, the relatively low cost of installing and maintaining RFID technology makes electronic tolling more economical than manual toll collection.

Sirit's growth in these markets will also be fuelled by new innovations and a broader range of services. In 2004, Sirit won its first contract in the state of Florida to supply its Traffic Management Systems, an easily implemented, cost-effective way to monitor commute time and traffic patterns using current technologies. By positioning Sirit readers at measured points along a thoroughfare, Sirit's Traffic Management Systems identify the travel time between points and transmit that data, which is then shared with drivers either via radio updates or visually on overhead signage.

In addition, Sirit intends to capitalize on its expertise gained on the highly successful implementation completed for the 91 Express Lanes in Southern California. This large-scale technology upgrade included developing one of the first fully automated electronic toll systems that can also be used for converting High Occupancy Vehicle lanes to High Occupancy Tolling. Industry experts expect this conversion to be implemented by many state transportation authorities as a means to generate new revenue for maintenance of existing infrastructure and development of new roadways.

Sirit Tolling Innovations

(1) In congested urban areas, there is growing demand for electronic tolling for High Occupancy Toll lanes. High Occupancy Toll lanes are voluntary toll lanes on which prices are set to avoid congestion. Pricing varies depending on time of day or can be set dynamically based on traffic flow information. Sirit recently led the system upgrades to the 91 Express Lanes in California, which now includes four High Occupancy Toll lanes and is recognized as one of the most technologically advanced traffic data and revenue collection systems in the world.


1
2



Dedicated Short Range Communication is an emerging technology with intriguing performance and benefits that provides a critical communication link for future intelligent transportation systems. Improved highway safety is the number one priority of the United States Department of Transportation. Dedicated Short Range Communication technology will provide secure, reliable, communication links between vehicles and infrastructure safety subsystems that can increase highway safety. The Dedicated Short Range Communication systems are expected to save lives by warning drivers of impending dangerous conditions or events, thereby providing drivers more time to take corrective or evasive action. Sirit, along with Raytheon, Mark IV and Transcore, make up the development team, which is being funded by U.S. Department of Transportation. This team will develop system architecture, standards, hardware, software and testing for the Dedicated Short Range Communication technology. The U.S. Department of Transportation and the automotive OEMs are expected to make deployment decisions in the 2008 year timeframe.

Overall, the AVI vertical provides Sirit with a relatively predictable revenue stream. Our history in the AVI market also provides Sirit with a distinct technological advantage in the supply chain marketplace since tolling applications operate at 915 MHz — the frequency selected for much of the supply chain management market.

(2) Sirit has developed an innovative tolling application designed to improve traffic management for highway operators and enhance information access for commuters. The Sirit Traffic Management Systems readers, positioned about a half-mile apart on the expressway, collect signals from transponders already installed in customer vehicles. This data is used to track commute times, which are disseminated to the public through dynamic message signs on the roadway, a toll-free number, and a dedicated Web site.

BROAD APPLICATIONS



While supply chain management has received much of the attention in recent years, other non-supply chain management related RFID applications such as cashless payment, homeland security, product authentication and asset management are also expected to grow strongly as the overall RFID market evolves. These applications are often referred to as "closed-loop" applications. In an open-loop RFID application, such as supply chain management, tags are exchanged between different organizations and typically use open standards to ensure interoperability across heterogeneous IT infrastructures. Furthermore, supply chain management RFID applications primarily involve retail and consumer-focused companies, and require predominantly UHF and EPC tags. In contrast, closed-loop applications span a wide range of industries and have broad frequency and tag requirements that vary by use case and customer need. Our broad portfolio of flexible and "tag and frequency independent" RFID reader products enables Sirit to address a myriad of closed-loop applications that are "beyond the supply chain." Through our OEM and integrator partners, Sirit products are currently being used in a wide range of such closed-loop applications including product authentication, waste management, asset tracking, pest control and cashless payments. For example, since 2000, Sirit reader modules are used in point-of-sale cashless payment solutions operating in the U.S., Canada and Asia. Today, over 8 million people are using this cashless payment service, which has been expanded to allow for payments at the convenience stores attached to gas stations and other services including car wash bays.

As a result of our continued research and development efforts, Sirit strengthened its intellectual property position as evidenced by the filing of three new RFID patents at the end of the year. These filings, among other innovations, represent significant technological advances that will raise the bar in terms of the overall performance characteristics and capabilities of RFID readers. Sirit remains committed to the ongoing evolution of its product offering to address expanding application opportunities and to meet the needs of our customers. Accordingly, Sirit continues to embark on an aggressive product development strategy. In 2005, Sirit expects to leverage its rapidly growing intellectual property base to develop several new products that overcome the limitations of current generation RFID equipment, introduce unique and innovative functionality, and significantly leapfrog competitive offerings. These products will be targeted toward all principal form factors and elements of RFID deployment including dock-doors, conveyors, forklifts, printers and mobile solutions, among others, as dictated by customer demand.

In 2005, Sirit will aggressively pursue new business opportunities in both open and closed-loop applications with its suite of products designed to fulfill the myriad of application opportunities. As in other market segments, our approach is to supply superior technology through key OEMs and integrators that have a leading position in these markets. With a growing product portfolio, we anticipate the number of Sirit modules and readers in use to grow dramatically as RFID becomes a truly *ubiquitous technology.*

Letter to Shareholders

Dear Fellow Shareholders:

Fiscal 2004 was a year in which Sirit made significant progress in each of its core RFID markets. Our position in our traditional markets strengthened, we entered meaningful partnerships and we developed leading-edge products for our emerging markets.

Sirit's business is devoted entirely to RFID. With the rapidly accelerating adoption of RFID in the supply chain management marketplace, Sirit is uniquely qualified to participate in this growth given its long history of manufacturing and selling RFID solutions in the automatic vehicle identification market at 915 MHz, the UHF frequency spectrum of the supply chain. In fiscal 2004, Sirit accomplished two major goals: a) we solidified our base in the AVI business by securing a number of significant contracts; and b) we positioned ourselves with new products and new strategic relationships to participate in the impending ramp-up of the supply chain management market.

In 2004, we won several significant tolling contracts in a competitive market, headlined by our largest contract to date with Transportation Corridor Agencies, which reaffirmed our leadership position in California. We planned to grow this business by expanding into additional states and by providing innovative applications and services. We accomplished both of these objectives with our first-ever order in Florida for our advanced Traffic Management Systems solution, a promising application that we illustrated in this year's annual report.

It was an equally successful year for our supply chain management ("SCM") business as we executed on our strategy to form partnerships with major OEMs and to develop a state-of-the-art stationary reader. Ultimately, we believe that OEMs will be key suppliers to the world's major retailers and, through our relationships, Sirit is now positioned to be a major participant in the reader market when roll-outs occur. However, the most significant announcement during the year was our technology collaboration agreement with Intel Corporation to develop the building blocks for a high-performance, stationary portal reader. Intel's decision to align with Sirit is clearly a major endorsement of our expertise in ultra high frequency readers, and it served to further elevate our profile in the supply chain marketplace.

XPERIENCED ANAGEMENT



Clockwise from top right: Don Bergeron – Vice President, Manufacturing; Fred Veinot – Vice President, Business Development; Anastasia Chodarcewicz – Chief Financial Officer; William W. Staudt – President and CEO; Loek d'Hont – Chief Technology Officer; Chris Leong – Vice President, SCM; John Freund – Vice President, AVI

Also during 2004 we launched the first of several products aimed specifically at the supply chain marketplace—the ST200 multi-protocol UHF module. This OEM module is being integrated by our OEM partners into handheld computers, portable data terminals and printers, among other devices. We began shipping this product in Q3 2004 for testing and piloting, and customer response to date has been quite positive.

Innovation is critical to our future success. Innovations initiated in 2004 include the filing of three patent applications that reflect unique techniques to improve reader performance while at the same time reducing costs. We intend to file additional patent applications in the first half of 2005. Robust new products will be introduced in 2005, including a high-performance stationary dock door reader and a next-generation OEM RFID reader module.

Sirit continues to be optimistic but balanced in our expectations regarding the timing and scale of deployment in the supply chain. Broad adoption is inevitable; organizations such as Wal-Mart and the U.S. Department of Defense have proven the returns on investment and are moving forward with their mandates. What remains unclear and difficult to predict is how quickly other organizations will make the capital commitments. Nevertheless, we feel strongly that when the ramp-up occurs, we have the right relationships and products in place to benefit significantly.

Solid Financial Position

In 2004, Sirit's revenues were $20.5 million, a 16% gain over 2003 (in a stable exchange rate environment the growth rate would have been 24%). The AVI business grew by 13% and the SCM business grew by 52%. Our gross margin grew from 35.4% in 2003 to 42.6% in 2004.

Sirit recorded a net income from continuing operations for 2004 of $0.9 million versus a net loss from continuing operations of $3.4 million for 2003. The net income in 2004 was attributable to the sale of one of our legacy portfolio investments. On an operating basis we reflected a net loss of $1.5 million in 2004 of which $0.6 million was due to a foreign exchange loss. The operating loss occurred primarily because we determined that, with the ramp of SCM revenue quite visible, we would significantly increase our research and development and our sales and marketing activities. We expect these efforts to begin to yield results in the latter half of 2005.

Sirit's balance sheet remains strong with $10.0 million in cash, no long-term debt and $21.1 million in shareholders' equity. We intend to liquidate our long-term investments as opportunities present themselves. Thus, we ended the year on a solid financial footing.

Outlook

As we look forward to 2005, we are very excited about the opportunities in both of our main RFID verticals.

In AVI, our focus is on both our current markets and the opportunities to expand our reach. At the top of our list is our continuing intention to serve our customer base and to justify our continued strong market position. We also hope to build on our early successes with innovative applications, such as our Traffic Management Systems, and to make further inroads in other states.

In the supply chain market, we are pursuing additional OEM supply agreements and intend to broaden our outreach to leading integrators. We have an aggressive product development plan to expand our product offerings, led by the launch of our fixed position reader and our second generation reader module. In addition to the high-growth SCM business, we have our sights set on closed-loop opportunities in mobile commerce and product authentication. By building a presence in each market area we will continue to gain market acceptance for our products, establish critical mass in the marketplace and take advantage of near-term revenue opportunities.

Sirit's readers, from low frequency to ultra high frequency, are now deployed in more than 150 pilots, tests and trials. In the year ahead, we expect that many of these will move into the implementation phase and have a meaningful impact on our revenue.

It is important to note that your management team is fully committed to exploring the market opportunities that are presented to us. On a personal note, I would like to thank each member of the Sirit team for helping the Company grow in 2004. Your dedication and commitment has been noted and is greatly appreciated.

As we move into 2005 and as market opportunities unfold you can be absolutely assured that we are working for you, our shareholders, with the overarching goal to realize the value that will be generated in the RFID marketplace. We thank you for your continued support and look forward to reporting on our progress in the year ahead.

Sincerely,



William W. Staudt
President and Chief Executive Officer

FINANCIAL REVIEW

21 Management's Discussion and Analysis

37 Management's Responsibility for Financial Reporting

38 Auditors' Report

39 Consolidated Financial Statements

42 Notes to Consolidated Financial Statements

60 Corporate Information

Management's Discussion and Analysis

The following MD&A has been prepared to help investors understand the financial performance of the Company and provides information that management believes is relevant to an assessment and understanding of the Company's risks, opportunities and performance measures. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of the financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that the financial information is complete and reliable. The Audit Committee of the Board of Directors, consisting of three independent directors, has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

This discussion, which has been prepared as of February 16, 2005 at which time 92,197,001 shares were outstanding, should be read in conjunction with the audited consolidated financial statements including the notes thereto, included in this annual report. Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. All amounts presented in this MD&A are in accordance with Canadian GAAP and presented in thousands of Canadian dollars unless otherwise specifically noted.

CORE BUSINESS

Sirit Inc. ("Sirit" or "the Company") is a Radio Frequency Identification ("RFID") company that designs, develops, manufactures and sells RFID products and solutions. For over 11 years, Sirit and its operating subsidiaries have been providing RFID products and solutions to customers based primarily in the United States and throughout the Americas, Europe and Asia. More information on the Company, including the Company's Annual Information Form can be found on SEDAR at www.sedar.com.

Automatic Vehicle Identification ("AVI") and **Supply Chain Management ("SCM")** reflect the two primary RFID verticals Sirit focused its efforts on throughout 2003 and 2004.

AVI applications include the sale of readers, tags, antennae and maintenance services to toll agencies. Sirit also designs, develops and integrates complete tolling systems based on its unique system architecture and software platform. These activities will continue to be a major focus for the Company in 2005 and beyond. Sirit's traditional business is based on selling tags and readers that comply with the Ultra High Frequency ("UHF") Title 21 standard (adopted by the California Department of Transportation). When combined with Sirit's Traffic Management Systems, Integration and Parking and Access Control Systems businesses, the AVI division generated steady growth during 2004. Overall, AVI operations grew by 13% in 2004 when compared to 2003 and generated approximately $17.0 million or 83% of total 2004 revenues compared to $15.0 million of revenues in 2003.

In September 2004, Sirit secured the largest, long-term transponder order in the Company's history from the Transportation Corridor Agencies in Southern California for approximately $12.0 million. Sirit commenced delivery of its RFID technology in connection with this order in January 2005. The order will be fulfilled proportionately over a 36-month period.

In October 2004, Sirit announced its first Traffic Management Systems win in the state of Florida. The order provides for readers and support systems to monitor commute time and traffic patterns. The order approximated $1.0 million and was substantially completed in the fourth quarter of 2004.

In the period from January 2003 through January 2004, Sirit successfully completed its Integration Project on the 91 Express Lanes in Southern California. This Integration Project involved the design, construction, testing and implementation of a fully-automated, congestion priced toll facility in which toll prices fluctuate in accordance with the volume of traffic. The system, developed by Sirit, is one of the most advanced examples of High Occupancy Toll technology in the world and achieves a high level of revenue capture rates. Based on the success of this Project, Sirit is actively bidding on future integration opportunities. As governments look for new sources of revenue to maintain and grow the transportation infrastructure, Sirit expects that there will be increased demand for this technology.

SCM applications include the design, manufacture and sale of RFID readers and reader modules primarily to original equipment manufacturer ("OEM") customers and are anticipated to generate the strongest revenue growth for the Company over the next several years. During 2004, the SCM division contributed approximately $3.5 million or 17% of total revenues representing growth of 52% over 2003 revenues of approximately $2.3 million. To support the current and anticipated growth in SCM opportunities, Sirit invested significantly in product development efforts in 2004 with expenditures of almost $2.2 million or just over 10% of total revenue compared to $0.9 million in 2003. The Company expects this level of development expenditures to continue in 2005.

In June 2004, Sirit introduced the ST200, a Multi-Protocol UHF RFID Reader Module. Designed for integration into handhelds, portable data terminals, printers, label applicators, mobile computers and other OEM devices, the ST200 Reader Module supports multiple RFID tag protocols in a single OEM module.

In June 2004, Sirit announced a technology collaboration agreement with Intel Corporation (NASDAQ: INTC) ("Intel") to cooperate on the development of the building blocks for standards-based RFID reader technology. The development is focused primarily on a stationary reader.

In November 2004, Sirit filed three new patent applications related to RFID reader technology with the U.S. Patent and Trademark Office. The three patent filings deal with innovations in the RFID radio design. Sirit believes that the concepts contained in these filings facilitate the development of RFID readers that have significant improvements in performance while maintaining design to cost goals.

In the first half of 2004, the Company sold one of its long-term investments in accordance with plans to liquidate its non-core assets and focus resources on its RFID operations. The investment in Loma de Niquel Holdings Ltd. was liquidated for cash proceeds of approximately $3.0 million resulting in a net gain of $2.0 million. The Company intends to further liquidate its remaining long-term investments in support of RFID operations as opportunities arise.

As at December 31, 2004, Sirit had 44 employees compared to a staff complement of 30 at December 31, 2003. Engineering resources were substantially increased to support development activities, primarily in the U.S. The Company also increased SCM sales staff and added to administrative staff to support projected growth in the Company.

Sirit operates primarily from three offices:
Mississauga, Ontario, where head office administration, finance, human resources, investor relations and information technology functions are centralized;
Carrollton, Texas, where the primary development, design, manufacturing, distribution and sales activities are concentrated; and,
Loughborough, England, where a smaller specialized design and development team is located.

Substantially all manufacturing activities are outsourced from a few qualified and reliable contract manufacturers with whom the Company maintains strong, long-standing relationships.

VISION AND STRATEGY

In fiscal 2004, Sirit embarked on its strategy to take advantage of the opportunities in its traditional AVI business and to invest in anticipation of the impending growth expected in the SCM market.

Sirit's strategy in the AVI business is to capitalize on growth opportunities in new markets as well as continue to satisfy the increased demand in its well established customer base. There is substantial opportunity in the AVI vertical to supply transponders, readers and complete tolling systems and Sirit management remains dedicated to the growth of this RFID vertical.

Sirit's SCM strategy is to become a leading supplier of RFID reader modules and finished fixed-position reader products destined for use in the supply chain. Sirit will supply modules for handheld devices, fixed position readers and printers as well as furnish complete readers into the burgeoning RFID market. Sirit SCM readers and reader modules are designed to be compatible with multiple recognized protocols, frequencies and existing and emerging international standards including those of ISO and EPCglobal.

Product Expansion

Throughout 2004 and in accordance with plan, Sirit strengthened its engineering team and increased its development activities principally for SCM applications. The result of some of these efforts was the introduction of the ST200 UHF multi-protocol reader module in 2004. The Company has directed efforts to develop new, innovative and cost-effective technology responding to customer needs and industry accepted technological requirements in the supply chain. Sirit intends to introduce new products throughout 2005 as the demand for readers and reader modules expands at all major operating frequencies including Low Frequency ("LF"), High Frequency ("HF") and UHF applications.

Strategic Partnerships and Long-Term Relationships

Part of the Company's strategy developed in 2003 included the decision to pursue strategic partnerships with sizeable, well established and reputable companies. This approach has historically been a major contributing factor in the continued success of the AVI business where Sirit's business has concentrated on several key customer and partner relationships. Sirit's partnership focus resulted in the successful renewal of all major Toll customers including a three-year tag order with Transportation Corridor Agencies for $12.0 million in 2004. Sirit is applying the same model in its SCM business as the Company foresees its readers and reader modules becoming embedded in a larger SCM solution. The relationship with Intel is a key example of Sirit's strategy to align itself with key industry players. This initiative will continue to be a strategic focus for the Company in 2005 and beyond.

Management's Discussion and Analysis

RFID Adoption Rate

The success of the Company depends on the speed and adoption rate of RFID in the supply chain and other RFID applications including asset tracking, cashless payment and product authentication. Sirit believes that RFID technology has evolved to the point where widespread use in many applications is possible. Thus, the Company sees significant opportunity in 2005 and beyond to capitalize on this development. A key differentiator for the Company is the fact that Sirit is not focused on a single market segment. Sirit's AVI business has provided financial resources to the Company for many years. With the continued success of its AVI operations, Sirit believes that regardless of the speed of implementation of RFID in the supply chain and other applications, the Company has the ability to sustain operations and supply this increasing demand with current and new product offerings as the market evolves.

Sales and Marketing

Growth of Internal Sales and Marketing

Throughout 2004 Sirit expanded its internal sales force and added staff and resources to its marketing efforts. These efforts were focused primarily on the SCM operations to support anticipated growth in this business. These efforts are key for the future as Sirit continues to establish itself in the SCM market, develop new relationships and expand its product offerings.

Leveraging Customers' Sales Forces

Strategic partners and customers are embedding Sirit reader technology into their products. Many of these partners have extensive supply channels and sales forces already established which are currently seeking RFID solutions and products. Sirit's products are reaching potential customers utilizing the resources of the extended sales forces through its partners and customers. This exposure and leverage has led to Sirit's participation in over 150 pilots, trials and tests with both direct and indirect customers.

Participation in Industry Recognized Groups

Sirit is a member of a number of industry associations including EPCglobal, AIM Global and the Microsoft RFID Partner Council. Through these associations, the Company helps to drive adoption rates through the development of standards, business cases, use cases and end user education. Sirit is also one of four members of the Dedicated Short Range Communication Industry Consortium (with Raytheon, Mark IV and Transcore) who have contracted with the U.S. Federal Highway Administration to develop a new generation of AVI technology called Dedicated Short Range Communication. Dedicated Short Range Communication is being driven by the opportunities for substantial improvements in highway safety but will also have commercial applications like toll collection, access control, homeland security and telematics. By participating in various industry groups, Sirit is able to contribute its technical knowledge as well as position itself for the rapid changes and demands in various RFID vertical markets.

RESOURCES

Cash Flows, Liquidity and Capital Resources

The following discusses cash flows, liquidity and capital resources during 2004 and as at December 31, 2004 with comparisons to the prior year.

Sirit's cash position has increased from $2.6 million at December 31, 2003 to $10.0 million at December 31, 2004. Sirit has also strengthened its working capital position throughout 2004, with $3.5 million at the beginning of the year increasing to $11.5 million by the end of the year. The strengthening of both cash and working capital is attributable to the completion of a private placement with J.L. Albright III Venture Fund ("JLA") for $5.0 million in January 2004 plus $3.0 million proceeds from the sale of a long-term investment in June 2004. The Company carried nil long-term liabilities and nil long-term debt throughout 2004.

Operating Activities

During 2004, the Company utilized cash resources of $963; $301 to finance continuing operations and $662 to fund working capital. This is compared to $3.6 million of cash utilized in 2003; $1.4 million to finance continuing operations, including restructuring costs and $2.6 million to improve working capital, net of discontinued operations of $0.4 million.

Accounts payable and accrued liabilities were reduced by $341 as the Company closely monitored its current payables position and improved its credit rating throughout the year. 2004 reflected a stabilization of the overall accounts payable balances as there were sufficient cash resources to maintain aging of trade payables between 55 and 65 days. This follows the significant cost containment efforts made in 2003 which resulted in the reduction of accounts payable and accruals by $2.1 million.

The increase of $523 in accounts receivable during 2004 is the result of increased revenue in Q4 of 2004 when compared to Q4 of 2003. Aging of receivables has been maintained between 43 and 53 days and the Company's largest customers have nil bad debts history. This follows the reduction of accounts receivable by $1.3 million in 2003.

The increase in inventory at December 31, 2004 compared to December 31, 2003 is related to the increase in sales volumes in all product lines as well as the decision to purchase certain materials in larger quantities to obtain volume discounts. The Company will continue to capitalize on cost saving opportunities where volumes warrant advance purchases.

Included in the December 31, 2003 prepaid and deposits is a US$900 bond with a surety company required to support the Integration Project entered into at the beginning of 2003. As this project was successfully completed in early 2004, US$750 was returned to the Company in May 2004, subsequent to a required 90 day hold period. As at December 31, 2004, there remains US$150 with the surety company included in prepaids and deposits relating to the warranty portion of this Integration Project. The funds are anticipated to be returned to Sirit in Q1 of 2005 as the warranty period has now been completed.

The decrease in the warranty obligation during 2004 resulted from completion of the remaining portion of a program of warranty work through the provision of discounted product sales with a specific customer. The remaining net obligation at December 31, 2003 relating to this program was $147.

Deferred revenue relates to specific customer payments received in advance of product or services being completed as well as extended warranties.

The Company does not expect there to be any significant change in working capital or cash requirements during 2005 to support ongoing operations in an unpredictable, yet high growth opportunity market. Any potential changes in working capital are anticipated to match the growth in overall revenues. There are no restrictions on the use or movement of cash resources between operating entities or countries. Should the Company successfully enter into future integration projects, bonding requirements may be necessary to support these projects. The Company is confident it has sufficient capacity to fund these anticipated bonding requirements either with current cash resources or short-term borrowings, if necessary.

Investing Activities
Sirit owns minority interest investments in three private U.S. companies totaling $5.2 million (2003 - $6.2 million). These investments represent the remaining portfolio investments segment of the Company. The investments include $3.9 million in Medsite Inc. which provides Web-based medical solutions, $739 in Applied Data Systems, Inc. which designs, develops and markets application ready embedded systems for OEM markets and $519 in Horizon Wimba, Inc. which provides virtual classrooms and real-time collaboration software for higher education. During 2004 in accordance with its strategy, the Company sold its interest in Loma de Niquel Holdings Ltd., a nickel mine in Venezuela for a gain on sale of $2.0 million. The Company completes a detailed impairment analysis on each of the above investments in accordance with appropriate accounting guidelines, including CICA Handbook section 3050, 'Long-Term Investments'. Based on this analysis, the Company determined that for each investment there was no impairment in value during 2003 and 2004. These portfolio investments are passive investments inherited from previous operations of the Company when, as iTech Capital Corp., the business focus was as a business development company. As Sirit's strategy is to focus on RFID solutions, these investments are not considered a key part of the Company's operational strategy. Management's intention is to liquidate these investments for greater then carrying value as opportunities present themselves. Further details regarding the portfolio investments can be found in the notes to the audited financial statements which accompany this MD&A.

During 2004, the Company invested $567 (2003 - $371) in capital assets to support SCM development activities, staff additions as well as a new ERP system. The Company anticipates incurring approximately the same level of capital expenditures in 2005 primarily to support SCM product development and expansion.

Financing Activities
In January 2004, the Company completed the second tranche of a private placement with JLA for net proceeds of $5.0 million. In September 2004, all outstanding warrants were exercised in accordance with warrant terms for cash proceeds of $325. Sirit does not anticipate the need to obtain additional financing to fund normal ongoing operations through 2005. The Company believes it has sufficient cash resources as at December 31, 2004 to fund anticipated growth.

Commitments

Off-balance sheet obligations are comprised of premises rental costs associated with the Company's three operating locations. These rental costs are expected to be incurred as follows:

	Payments due by Period				
Contractual Obligations	Total	Up to 1 year	2 to 3 years	4 to 5 years	After 5 years
Premises Leases	1,163	297	559	307	–

The Company is investigating early termination of the Mississauga, Ontario lease, and should the Company decide to terminate the lease prior to December 31, 2005, it would incur a cancellation fee of $33.

Sirit is subject to a security agreement with one of its suppliers whereby certain receivables and inventories are pledged as security equivalent to the total amount owing to this supplier. Cash receipts from sales of certain product manufactured by this supplier must first be applied to the balance outstanding with the net amount then remitted to the Company by the supplier. As at December 31, 2004, $892 (2003 - $951) is pledged as security under this agreement.

The Company has nil additional off-balance sheet financing arrangements as at December 31, 2003 and 2004 and has not entered into any financial instruments.

The Company paid $121 to its Directors during 2004 compared to $7 in 2003.

RESULTS

For the 12 months ended December 31, 2004 compared to the 12 months ended December 31, 2003:

	2004	2003	2002
Revenue	$ 20,500	$ 17,626	$ 3,997
Cost of sales	11,776	11,391	2,227
Gross margin	8,724	6,235	1,770
Expenses	10,273	9,526	2,426
Operating (loss)	**(1,549)**	**(3,291)**	**(656)**
Income/(loss) from continuing operations	924	(3,405)	(680)
Net income/(loss) for the year	**$ 924**	**$ (4,166)**	**$ (2,250)**
Basic and diluted income/(loss) per share, continuing operations	$ 0.01	$ (0.07)	$ (0.02)
Basic and diluted income/(loss) per share, discontinued operations	–	(0.01)	(0.05)
Basic and diluted income/(loss) per share, total	**$ 0.01**	**$ (0.08)**	**$ (0.07)**
Total assets	**$ 24,964**	**$ 18,174**	**$ 23,189**
Long-term financial liabilities	**–**	**–**	**$ 2,145**

Note: 2003 and 2004 operating results reflect effectively 100% of the RFID segment. Income from continuing operations in 2004 includes a gain on sale of a portfolio investment.
2002 reflects results for a 2 month period and represent a combination of both the RFID Segment and Portfolio Investments Segment

Revenue

Overall

- Results for 2002 represent only 2 months of operations as Sirit Inc. (formerly known as iTech Capital Corp.) completed its acquisition of Sirit Technologies Inc. on November 1, 2002. Sirit Technologies Inc. has been an RFID company for over 11 years. Results for this period are therefore not directly comparable with the full year results for 2003 and 2004.
- Approximately 95% (2003 – 92%) of the Company's total revenues are generated in U.S. dollars. During 2004 there was a decline in the value of the U.S. dollar when compared to the Canadian dollar. Any decline in value negatively impacts revenue reported in the Company's financial statements. However, the foreign exchange fluctuations have minimal impact on day-to-day operations as the majority of operating expenses are also denominated in U.S. dollars.
- For comparison purposes, if the 2004 average U.S. to Canadian dollar exchange rate was applied retroactively to 2003 revenues, 2003 revenues would be reduced to $16,478, a reduction of $1,148 from the 2003 revenues noted above. The result when utilizing a consistent foreign exchange rate over the two year period, is an overall revenue growth rate of 24% in 2004 when compared to 2003. This is compared to a 16% growth rate when including the impact of foreign exchange as summarized in the chart above.

AVI

- Sirit Toll Solutions revenue of $14.4 million increased by approximately $1.4 million in fiscal 2004 when compared to fiscal 2003. This growth is primarily due to increased demand for transponders in 2004 when compared to 2003, attributable to the increased penetration of transponder users on toll roads in California, as well as the new Florida Traffic Management Systems order and development revenues from Sirit's participation in the Dedicated Short Range Communication.
- The Integration Project contributed $3.7 million to revenue in 2003 and was completed in early 2004. The Company did not enter into a new integration project during 2004 as there were a limited number of opportunities. The Company is currently experiencing an increase in market activity and anticipates it will participate directly in at least one new integration project in 2005.
- Parking and Access Control Systems revenue grew by 20% to $2.6 million in 2004 when compared to 2003. This was due to a change in strategy, focusing on fewer and larger sales with Integrators and Value Added Resellers.
- Management expects modest growth for the AVI operations in 2005 and is actively bidding on new projects for both toll tags and full integration systems in established and emerging markets. Sirit also anticipates generating development revenue as part of its mandate with the Dedicated Short Range Communication.

SCM

- Revenue from SCM sales of readers and reader modules increased by 52% to $3.5 million in 2004 when compared to 2003. The growth is attributed to increased sales of handheld reader module applications, introduction of the UHF reader module and new SCM customers and pilots. Sirit considers the 2005 SCM market to be in the testing and piloting stage as customer demands and requirements are rapidly evolving as new product introductions continue. Sirit believes it will capitalize on this evolution with its anticipated introduction and implementation of new products in 2005.
- SCM revenues are anticipated to increase in the second half of 2005; however, projected 2005 sales cannot be reasonably estimated. Sirit's focus for 2005 will be to participate in trials and pilot projects and converting these current trials and pilots into new customer sales. The Company also intends to actively promote the introduction of new products and continue to establish long-term partnerships with large, well established companies.

Gross Margin

The total gross margin for 2004 reached 42.6% compared to 35.4% in 2003. The largest impact on gross margin is from the mix within the AVI business as the AVI revenues generated 83% (2003 – 85%) of total revenue. AVI margins in 2004 improved when compared to 2003 as 2004 excluded the lower margin Integration Project and included a larger contribution from the generally higher margin Parking and Access Control Systems operations. The Company manages gross margins by product line based on direct product costs. The additional overhead components of cost of sales are managed as a whole and are not directly attributable to each product line. Therefore, total gross margin cannot be specifically broken down between the two major verticals but is analyzed by the Company on a total gross margin basis only.

Based on the above, the Company is unable to determine gross margin levels for 2005. The Company is unable to predict, within a reasonable level of accuracy, the anticipated change in mix of business reflecting an increasing proportion of SCM revenue in relation to total revenue. The Company intends to remain competitive by responding to pricing pressure anticipated in both AVI and SCM. As well, the introduction of new and more cost-effective SCM products are expected to occur throughout the next 12 months. Competitive and price pressures within both lines of business are anticipated to tighten margins in 2005.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses ("SG&A") are managed on a Company-wide, total basis. Estimations of costs split between AVI and SCM would not yield meaningful results due to the significant amount of overlap of staff responsibilities, time and efforts, as well as resource utilization.

Of the total 2004 SG&A of $7.0 million (2003 – $5.8 million), salaries and benefits represents the largest portion reaching $3.8 million in 2004 compared to $3.4 million in 2003. Non-cash stock compensation costs of $260 (2003 – $140) associated with the issuance of stock options during the year are included in salaries and benefits. These costs are calculated and reported in accordance with CICA 3870 'Stock-Based Compensation and other Stock-Based Payments.' For more details on stock compensation please refer to the notes to the financial statements included in this annual report. Expected salary reductions resulting from the 2003 restructuring efforts were re-evaluated in 2004 and a total of 8 new staff were added. The increase in salaries and benefits plus an increase in staff bonuses resulted in the increase in total expenditures for 2004 when compared to 2003.

Sales and marketing expenditures represent the next largest component of SG&A, reaching $1.1 million in 2004 compared to $0.6 million in 2003. In accordance with Company strategy, these costs have increased in pursuit of new SCM customers and partners through increased sales associated expenditures as well as participating in a greater number of tradeshows and similar events throughout 2004.

The remaining $2.1 million of 2004 SG&A (2003 – $1.8 million) includes rent plus associated operating costs of $614 (2003 – $840) as well as communications, public company costs, office expenses, insurance and professional fees. The overall increase in 2004 when compared to 2003 in these other operating expenses is to support increased volumes of business and increased staff complement.

Development Expenses

Development expenses reached $2.2 million in 2004, compared with $0.9 million in 2003. These expenditures are comprised of engineers' salaries and benefits as well as materials and testing costs associated with new product development cycles. These expenditures were directed principally toward SCM applications during 2004 and significantly increased in the second half of the year. Management views these development efforts as essential to the future success of the Company and will continue to incur this level of expenditures in 2005.

2003 Restructuring Costs

Following the acquisition of Sirit Technologies Inc. on November 1, 2002 and during the first several months of 2003, management assessed the Company's strategy, product offerings, financial results and impact of announcements made by large retail companies and government agencies involving implementation of RFID in the supply chain. As a result, the Company determined the need to scale back certain expenses to be in-line with management's expectations for revenue and gross margin, culminating in an internal restructuring in the third quarter of 2003 primarily in the UK and Canada. These actions were taken to position the Company to take advantage of the RFID opportunities anticipated in 2004 and beyond. Costs associated with the restructuring were expensed as incurred. The restructuring involved an approximate 30% staff reduction: six manufacturing and engineering staff and one administrative staff in the UK, three managerial positions in Canada and one salesman in the U.S. The total termination charge in 2003 was $551, of which $130 was included in accrued liabilities at December 31, 2003. Nil liabilities associated with restructuring costs remain at December 31, 2004. Approximately $203 of inventory in the UK had been disposed of by December 31, 2003. The UK location will no longer perform manufacturing and engineering activities as these have been relocated to the U.S. Certain internal and customer specific development projects were suspended due to a change in strategy both internally and by these customers resulting from the changing dynamics in the RFID supply chain market internationally. All UK manufacturing equipment and furniture was sold where possible or disposed for a total loss on disposal of assets of $562 by December 31, 2003. The remaining exit costs of $90 included travel, shipping and other costs associated with the restructuring. The Company adopted the accounting guidelines with respect to the restructuring efforts specifically EIC 134 'Accounting for Severance and Termination Benefits' and EIC 135 'Accounting for Costs Associated with Exit and Disposal Activities'. There were nil expenses related to the restructuring during 2004 and nil liabilities as of December 31, 2004.

2003 Discontinued Operations

In early 2003, Sirit sold its operating subsidiary Enviromation Technologies, Inc. ("Enviromation") in accordance with Sirit's strategy to continue as an RFID company. The combined loss from operations and loss on sale was $761 in 2003. There are nil outstanding obligations or costs remaining associated with this sale.

Quarterly Results

	2004 4th Q	2004 3rd Q	2004 2nd Q	2004 1st Q	2003 4th Q	2003 3rd Q	2003 2nd Q	2003 1st Q
Revenue	$ 4,876	$ 5,162	$ 5,525	$ 4,937	$ 4,089	$ 4,535	$ 4,554	$ 4,448
Net income/(loss) from continuing operations	(913)	(642)	1,889	590	(526)	(1,534)	(1,151)	(194)
Net income/(loss) for the period	(913)	(642)	1,889	590	(526)	(1,534)	(1,158)	(948)
Net income/(loss) per share, from continuing operations, basic and diluted	$ (0.01)	$ (0.01)	$ 0.02	$ 0.01	$ (0.01)	$ (0.03)	$ (0.03)	$ –
Net income/(loss) per share, basic and diluted	$ (0.01)	$ (0.01)	$ 0.02	$ 0.01	$ (0.01)	$ (0.03)	$ (0.03)	$ (0.01)

Note: 2003 quarterly results have been restated to reflect the impact of stock compensation costs and interest income.

During the third and fourth quarters of 2004, the Company significantly increased its development efforts totaling $1.3 million and was negatively impacted by foreign exchange loss of $0.6 million.

The decline in fourth quarter revenue in both 2003 and 2004 when compared to Q3 of the same year is due to reduced sales and available shipping times over the holiday seasons in Canada and the U.S.

The gain on sale of one of the Company's long-term investments totaling $2.0 million was included in the Q1 and Q2 2004 net income. Included in the Q1 2004 net income was the one-time sale of an intangible asset of $294 as well as savings noted in salary expenses from the 2003 restructuring efforts.

Due to rapidly changing market conditions during the second half of 2003, management changed its strategy with respect to one of its AVI applications. As a result, in Q4 2003, the Company wrote off $245 of deferred development costs and $260 of deposits associated with this development effort.

Included in the 2003 third quarter net loss is $1.3 million of internal restructuring costs. This effort resulted in termination costs associated with an overall 30% staff reduction, streamlining inventory into a single location in Carrollton, Texas, refocusing efforts in the UK to development activities with limited sales activities and centralizing head office functions in the Mississauga, Ontario location. Additional costs incurred in completing the restructuring efforts were primarily travel, moving and salary related.

The 2003 second quarter results were negatively impacted by $276 of fees associated with the bridge financing during the private placement and over $1.4 million of revenue from the toll integration project which carries a lower gross margin as compared to the other AVI sales.

SIGNIFICANT ACCOUNTING POLICIES AND MANAGEMENT ESTIMATES

Revenue Recognition

Sales of Finished Products

Sirit sells finished products on similar terms to OEM customers, dealers, integrators and government agencies. All manufacturing requirements to ensure the product operates according to specifications have been completed, the risk of ownership of product has transferred to the customer, the value of goods has been established, shipping and payment terms are accepted by the customer upon invoicing and collectibility is reasonably assured. When terms of shipment are FOB Sirit, the customer is invoiced and revenue is recognized as the goods leave the Company premises. When terms of shipment are FOB destination, revenue is recognized when the product reaches its destination.

Each product carries a standard one-year warranty period. Product returns are only accepted when there is a manufacturing defect acknowledged by the Company. The Company will report revenue on a gross basis and record a warranty provision based on historical return patterns. For those customers who chose to purchase extended term warrantees, the Company will charge an additional fee which is recorded as deferred revenue and recognized over the term of the extended warranty.

Integration Project Revenue

From time to time, Sirit will enter into long-term integration projects which involve the development, building and installation of a complete system primarily for tolling applications. The terms of such projects range from 6 months to 24 months and generally are non-cancellable by either party without penalty. Prior to initiation of such projects, full budget, technical specifications, performance outputs and timelines are established and agreed upon by all parties to the contract. Service or maintenance contracts which may be entered into at the end of the project are generally subject to separately negotiated contracts. Revenue is recognized on a percentage of completion basis in accordance with the budgeted gross margin estimates in the terms of the contract, based on the ratio of costs incurred to date to the projected total cost of the contract, on a monthly basis. When it is determined by Company project managers that certain specifications or technical requirements of the contract will not be met in accordance with plan timelines, no further revenue is recognized until the deficiency is corrected and accepted by the customer. When it is determined that actual costs incurred exceed budgeted values, the gross margin for the project is recalculated, the margin recorded to date is adjusted and the new expected margin rate is applied to the remainder of the contract period.

Service Revenue

For service and/or maintenance contracts, the terms and price of the contract are agreed upon by all parties in advance of the commencement of the service period. Standard industry terms of cancellation are included as part of the contract terms. The Company recognizes revenue evenly over the term of the contract as services are performed. There is generally no warranty period associated with service contracts.

Development Revenue

From time to time, the Company may enter into a development project whereby certain products are developed according to the specifications of the customer. The terms of each development contract will vary. For certain contracts, revenue may be recognized based on the successful completion of milestones as evidenced by written approval from the customer or in other situations, revenue may be recognized ratably over the period of the contract.

Royalty Revenue

Royalty revenue is not recognized until the cash has been received from the sale of product by the third party.

Amortization

Management establishes an amortization rate for each significant category of asset based on the lesser of the expected useful life of the asset and the expected timeframe the asset will contribute future benefit to the Company. Future benefit of each asset is assessed as generating revenue and efficient utilization in daily operations. Management reviews the expected useful lives of tangible assets at least annually. If the estimated productive life of an asset is evaluated to be shorter than the current recorded life, the asset amortization period is shortened thereby more quickly reducing asset value.

Inventory Obsolescence Reserve

Management reviews slow moving inventory items at least 2 times per year and performs quarterly inventory counts. Due to the nature of the AVI business, individual products have more than one application and the useful life of certain products can be greater than 2 years. The obsolescence reserve is maintained at a level in excess of all inventory greater than 12 months old. As at December 31, 2003 and 2004, the obsolescence reserve is approximately 18% of the total inventory value.

Intangible Asset and Deferred Development Costs

These items relate to toll product that was developed in prior years (deferred development) as well as the purchase of the toll division assets (intangible asset). The intangible asset is being amortized over an expected life of 10 years and the deferred development costs are being amortized over an expected life of 5 years. The Company assesses the sales volumes of each of the associated products on a monthly and annual basis, the margins earned by the products, the intended markets and customers who use the products, estimated sales for the next fiscal period, potential obsolescence of the products and intentions of the Company to continue to support the products. Based on an analysis of these issues, the Company determined that there is no impairment in the value of the intangible asset and deferred development costs as at December 31, 2003 and 2004.

Goodwill

Goodwill arose upon the acquisition of Sirit Technologies Inc. by iTech Capital Corp. on November 1, 2002. In order to establish that there has been no impairment in the value of goodwill, management performs a valuation analysis on the Company as a whole on an annual basis in accordance with CICA 3062, 'Goodwill and other Intangible Assets'. Analysis includes assessment of operating income/loss, working capital levels, ability to obtain financing, ability to comply with terms of existing obligations, if any, review of contingencies, future plans for the Company, forecasts, competitive issues and industry reports. Based on an analysis of these issues, the Company has assessed that at December 31, 2003 and 2004 there is no impairment in the value of the goodwill.

Warranty Obligations

The Company maintains a warranty provision to cover any costs of repairs for product defects directly attributable to the initial product manufacturing process. Any costs of repair are netted directly against this provision as they are incurred. The Company assesses its warranty provision at least once per year and assesses reasonableness based on historical warranty costs.

Stock Compensation

In accordance with CICA 3870 'Stock-Based Compensation and other Stock-Based Payments' the Company estimates the current fair value of options issued to key persons during the year based on a standard option pricing model. Inherent in this model are assumptions regarding interest rates, life of the options and volatility of the market price per share.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 'Asset Retirement Obligations'. This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The initial adoption of this guidance did not have a material impact on the Company's financial statements.

Canadian Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation

Effective January 1, 2004, the Company adopted the CICA Handbook Section 1100, 'Generally Accepted Accounting Principles'. The section provides guidance on sources to consult when selecting accounting principles and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The initial adoption of this guidance did not have a material impact on the Company's financial statements.

Variable Interest Entities

The CICA has issued a guideline on the consolidation of variable interest entities ("VIE's"). This guideline is effective January 1, 2005 and requires the Company to identify VIE's in which the Company has interest, determine whether Sirit is the primary beneficiary of such entities and, if so, to consolidate the VIE. A VIE is an entity in which:

- the equity is not sufficient to permit that entity to finance its activities without external support; or
- equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

A primary beneficiary is an enterprise that will absorb a majority of a VIE's expected losses, receive a majority of its expected residual returns, or both. The Company does not expect the adoption of this new guidance to have an impact on the Company's financial position, results of operations or cash flows.

RISKS

Sirit's management team has the responsibility for the evaluation and management of risk factors affecting the Company. The following is management's assessment of the most significant potential risks which would have the greatest impact on the Company over the ensuing 12 to 24 months given currently available information. This analysis contains forward-looking statements that may differ materially from future actual results.

New Product Introduction/Technology Risk

Sirit's development process makes use of the optimal mix of strong internal engineering talent as well as external consultants and developers. The process of developing technology from concept stage through design to final production involves time to complete proper testing, redesigning, standards approvals and conversion to production. Management continually assesses market demands and attempts to mirror those demands with internal development initiatives. The RFID market has made rapid advances in the past year and continued innovations are expected in 2005 and beyond. The risk of not developing and introducing reliable product on a timely basis into the fluid RFID market presents the greatest risk to Sirit for 2005. Sirit believes it can mitigate this risk through its product development plan, continuous communications with customers and partners, assessment of market trends, and participation in standards development groups such as EPCglobal and the Dedicated Short Range Communication development group.

Profitability and Cash Flow Requirements

Sirit management restructured operations in 2003 identifying and reducing staff and overhead costs to operate on a more cost-efficient basis in an effort to position the Company for future profitability. During 2004, the Company increased headcount to greater than pre-restructuring levels, ensuring the best possible matching of staff capabilities with Company requirements. In addition, the Company significantly increased development efforts and therefore associated expenditures. Sirit faces the risk of not achieving a profitable level of volumes in 2005 as the Company will be focusing on its development efforts and marketing initiatives specifically through partnerships and pilot projects. Large volume orders are not anticipated until pilot projects are converted into sales orders. Sirit believes it has sufficient cash and liquidity to support current and any growth in operations without the need to secure additional financing for the next 12 to 24 month period.

Strategic Partnerships

Sirit is focusing current sales and marketing efforts on establishing, formalizing and maintaining long-term strategic relationships. These relationships will enable Sirit to act in a timely manner in response to customers' changing requirements. The establishment of these relationships is one of the key inputs to generating revenue growth for the Company. Sirit continues to develop new relationships and nurture those already established.

SCM RFID Market Evolution

Over the past 18 months companies like Wal-Mart and the U.S. Department of Defense made public announcements regarding standards, timing and adoption of RFID applications in the supply chain. The industry as a whole has been spending time and effort to understand and comply with these mandates. Also, the work of EPCglobal is rapidly moving towards a final definition of a single standard. Sirit's future revenues and profitability will depend on the adoption rate of RFID in the supply chain and the Company's ability to effectively respond to the changing demands of an emerging market. Sirit has mitigated some of this risk through its well established AVI vertical as this business provides a recurring revenue base for the Company supporting the SCM operations as this vertical continues to develop. As well, Sirit's SCM product development plan will provide new, upgradeable product to meet customers' requirements as standards and requirements are converted to purchase commitments.

Foreign Exchange Fluctuations

As Sirit continues to purchase and sell product in various currencies, maintain international locations and employ staff in various countries, Sirit will be subject to foreign exchange risk. Sirit currently does not enter into any foreign currency hedging or other similar contracts and has no plans to enter into these forms of financial instruments in the next twelve months.

Long-Term Investments

Sirit currently owns three minority interest investments recorded at approximately $5.2 million. There is a risk that these organizations will face operating or market risks not currently foreseen by local management. Sirit faces the risk that it will not be able to liquidate these investments and realize the reported carrying values. Sirit reviews the valuation of these investments on a regular basis and does not expect a decline in value of these investments based on its current analysis.

Management's Responsibility For Financial Reporting

The accompanying consolidated financial statements of Sirit Inc. have been prepared by the Company's management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgement. Internal control systems are maintained by management to provide reasonable assurance that assets are safeguarded and financial information is reliable. Financial information contained throughout this Annual Report is consistent with the financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and all of its members are non-management directors. It meets with the Company's management and auditors and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

The Company's auditors, PricewaterhouseCoopers LLP, has examined these consolidated financial statements and its report follows.



"Anastasia Chodarcewicz"
Chief Financial Officer and Corporate Secretary
February 16, 2005

Auditors' Report

To the Shareholders of Sirit Inc.

We have audited the consolidated balance sheets of Sirit Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
February 16, 2005
Toronto, Canada

Sirit Inc. Consolidated Balance Sheets

As at December 31, 2004 and 2003
(expressed in thousands of Canadian dollars)

	2004	2003
Assets		
Current Assets		
Cash and cash equivalents	$ 10,021	$ 2,604
Accounts receivable (note 15(b))	3,319	2,796
Inventory (note 15(b))	1,296	845
Prepaids and deposits (note 15(c))	716	1,365
	15,352	7,610
Long-term investments (note 4)	5,191	6,175
Property, plant and equipment (note 5)	896	597
Intangible asset, net of amortization of $441 (2003 - $239)	573	775
Deferred development costs, net of amortization of $140 (2003 - $75)	123	188
Goodwill	2,829	2,829
	$ 24,964	**$ 18,174**
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$ 2,596	$ 2,937
Deferred revenue and credits	913	589
Warranty obligations (note 6)	310	630
	3,819	4,156
Shareholders' Equity		
Share capital (note 7)	34,763	28,640
Contributed surplus (notes 7 and 9)	400	320
Deficit	(14,018)	(14,942)
	21,145	14,018
	$ 24,964	**$ 18,174**

Commitments, contingencies and guarantees (note 15)

See accompanying notes.

Approved by the Directors:



Director



Director

Sirit Inc. Consolidated Statements of Operations

For the Years Ended December 31, 2004 and 2003
(expressed in thousands of Canadian dollars except per share amounts)

	2004	2003
Revenue	$ 20,500	$ 17,626
Cost of Sales	11,776	11,391
Gross margin	8,724	6,235
Expenses		
Selling, general and administrative	7,009	5,779
Development	2,176	909
Amortization	534	593
Foreign exchange	554	333
Asset impairment charges (note 11)	–	505
Restructuring costs (note 12)	–	1,407
	10,273	9,526
Operating income/(loss)	(1,549)	(3,291)
(Loss) on disposal of assets	–	(19)
Gain on disposal of long-term investment (note 4)	2,019	–
Other income	312	–
Interest income/(expense), net	142	(95)
Income/(loss) from continuing operations	924	(3,405)
(Loss) from discontinued operations (note 3)		
(Loss) from operations	–	(373)
(Loss) on sale	–	(388)
Net income/(loss) for the year	**$ 924**	**$ (4,166)**
Deficit, beginning of year	(14,942)	(10,776)
Deficit, end of year	**$ (14,018)**	**$ (14,942)**
Basic and diluted net income/(loss) per share, continuing operations	$ 0.01	$ (0.07)
Basic and diluted net income/(loss) per share, discontinued operations	–	(0.01)
Basic and diluted net income/(loss) per share, total	**$ 0.01**	**$ (0.08)**
Basic weighted average number of shares ('000s)	**88,382**	**52,350**
Diluted weighted average number of shares ('000s)	**91,171**	**52,350**

See accompanying notes.

Sirit Inc. Consolidated Statements of Cash Flows

For the Years Ended December 31, 2004 and 2003
(expressed in thousands of Canadian dollars)

	2004	2003
Cash provided by/(used in)		
Operating activities		
Income/(loss) from continuing operations	$ 924	$ (3,405)
Items not involving cash and cash equivalents (note 14)	(1,225)	2,002
	(301)	(1,403)
Net change in non-cash working capital items (note 14)	(662)	(2,601)
Discontinued operations	–	424
	(963)	(3,580)
Investing activities		
Investment in Horizon Wimba, Inc.	(36)	(73)
Additions to property, plant and equipment	(567)	(371)
Proceeds on sale of property, plant and equipment	–	313
Deferred development costs	–	(316)
Proceeds on sale of long-term investment	3,036	–
	2,433	(447)
Financing activities		
Capital leases	–	(303)
Issuance of common shares, net of associated expenses	5,943	5,143
Discontinued operations	–	(440)
	5,943	4,400
Exchange rate impact on cash and cash equivalents	4	(11)
Increase in cash and cash equivalents	7,417	362
Cash and cash equivalents, beginning of year	2,604	2,242
Cash and cash equivalents, end of year	**$ 10,021**	**$ 2,604**
Cash and cash equivalents consist of:		
Cash and deposit accounts with banks	$ 3,521	$ 604
Short-term commercial paper	6,500	2,000
	$ 10,021	**$ 2,604**

See accompanying notes.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003
(expressed in thousands of Canadian dollars except per share amounts)

1. NATURE OF OPERATIONS

Sirit Inc. designs, develops, manufactures and sells radio frequency identification ("RFID") solutions. Certain historical balances have been reclassified to more clearly present results of the RFID operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sirit Technologies Inc., Jordex (Bahamas) Limited and Jordex Capital Corp. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Revenue recognition

The Company is engaged in several types of revenue generating activities. The following summarizes these activities as well as when revenue is recognized. All revenues are generated from the RFID segment.

Sale of finished product

Sirit sells finished products on similar terms to OEM customers, dealers, integrators and government agencies. All manufacturing requirements to ensure the product operates according to specifications have been completed, the risk of ownership of product has transferred to the customer, the value of goods has been established, shipping and payment terms are accepted by the customer upon invoicing and collectibility is reasonably assured. When terms of shipment are FOB Sirit, the customer is invoiced and revenue is recognized as the goods leave the Company premises. When terms of shipment are FOB destination, revenue is recognized when the product reaches its destination.

Each product carries a standard one-year warranty period. Product returns are only accepted when there is a manufacturing defect acknowledged by the Company. The Company will report revenue on a gross basis and record a warranty provision based on historical return patterns. For those customers who choose to purchase extended term warranties, the Company will charge an additional fee which is recorded as deferred revenue and recognized over the term of the extended warranty.

Sirit does not enter into consignment arrangements or bill and hold transactions in the normal course of operations.

Integration project revenue
From time to time, Sirit will enter into long-term integration projects which involve the development, building and installation of a complete system primarily for tolling applications. The terms of such projects range from 6 months to 24 months and generally are non-cancellable by either party without penalty. Prior to initiation of such projects, full budget, technical specifications, performance outputs and timelines are established and agreed upon by all parties to the contract. Service or maintenance contracts which may be entered into at the end of the project are generally subject to separately negotiated contracts. Revenue is recognized on a percentage of completion basis in accordance with the budgeted gross margin estimates in the terms of the contract, based on the ratio of costs incurred to date to the projected total cost of the contract, on a monthly basis. When it is determined by Company project managers that certain specifications or technical requirements of the contract will not be met in accordance with plan timelines, no further revenue is recognized until the deficiency is corrected and accepted by the customer. When it is determined that actual costs incurred exceed budgeted values, the gross margin for the project is recalculated, the margin recorded to date is adjusted and the new expected margin rate is applied to the remainder of the contract period.

Service revenue
For service and/or maintenance contracts, the terms and price of the contract are agreed upon by all parties in advance of the commencement of the service period. Standard industry terms of cancellation are included as part of the contract terms. The Company recognizes revenue evenly over the term of the contract as services are performed. There is generally no warranty period associated with service contracts.

Development revenue
From time to time, the Company may enter into a development project whereby certain products are developed according to the specifications of the customer. The terms of each development contract will vary. For certain contracts, revenue may be recognized based on the successful completion of milestones as evidenced by written approval from the customer or in other situations, revenue may be recognized ratably over the period of the contract.

Royalty revenue
Royalty revenue is not recognized until the cash has been received from the sale of product by the third party.

The Company is not economically dependent on any one particular customer.

Cash and cash equivalents
Cash and cash equivalents include investments which are held for the purpose of meeting short-term cash commitments and include marketable securities with original maturities of three months or less.

Goodwill and intangibles with indefinite useful lives

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Goodwill and intangible assets with indefinite lives are not amortized but are subject to fair value impairment tests on an annual basis and, additionally, whenever events and changes in circumstances indicate that the carrying value might not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, measured as the amount by which the carrying value of the reporting unit's goodwill exceeds its fair value. Any impairment loss measured as the amount by which the carrying value of the reporting unit's goodwill exceeds its fair value, would be expensed in the consolidated statements of operations. The impairment test for intangibles with indefinite useful lives consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized for the difference.

Intangibles with finite useful lives

The Company's intangible asset represents technology related to the Toll division. This asset is considered to have a finite useful life and is being amortized on a straight-line basis over its estimated useful life of five years. Management reviews the amortization methods and useful life estimates for these intangibles annually.

Long-lived assets

Effective January 1, 2003, the Company adopted the recommendations of CICA with respect to the accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of the long-lived assets exceed the sum of undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amounts by which the long-lived assets' carrying amounts exceed their fair value.

Long-term investments

Long-term investments in companies which are not subject to control or significant influence by the Company are accounted for by the cost method whereby earnings from such investments are recognized only to the extent received or receivable. If there is a decline in value of the investment which is other than temporary, the investment is written down to its estimated realizable value.

Inventory

Inventory is stated at the lower of cost or market, cost being determined by the first-in, first-out (FIFO) method. Market is based on estimated realizable value.

Research and development

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. Deferred development costs are amortized on a straight-line basis over a five year period.

Property, plant and equipment

Property, plant and equipment are recorded at cost net of accumulated amortization. Maintenance and repair costs are charged to operations as incurred. Amortization is provided at rates and on bases designed to amortize the cost of the assets over their estimated useful lives as follows:

Equipment	– 20% declining balance
Computer hardware & software	– 2 to 3 years straight-line
Furniture & fixtures	– 20% declining balance or over the lease term

Foreign currency translation

All foreign operations are considered integrated in that they are financially and operationally dependent on the parent. Accordingly, the temporal method of foreign currency translation is followed. Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at average annual rates except for amortization, which is translated at historical rates. Gains and losses on translation are included in the statement of operations.

Enviromation was considered a self-sustaining foreign operation and accordingly, for Enviromation the current rate method of translation was followed. Assets and liabilities were translated at the rate of exchange in effect at the balance sheet date and revenue and expense items, including amortization, were translated at the rate of exchange in effect on the dates on which such items were recognized in income during the period. Gains and losses on translation were excluded from income or loss and were reported as a separate component of shareholders' equity. Upon the disposition of Enviromation, the remaining balance in the cumulative translation account was included in loss on sale.

Financial instruments

Financial instruments are comprised of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities.

The estimated carrying value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their estimated fair values due to their short-term nature. In management's best estimate using currently available information, the carrying values of long-term investments approximates their fair values as at December 31, 2004.

Foreign exchange risk

The Company is exposed to foreign exchange risk in that a significant portion of the Company's revenues are denominated in U.S. dollars while expenses are denominated in U.S. dollars, Canadian dollars and British Pounds.

Interest rate risk

The Company is exposed to reductions in interest rates, which could adversely impact expected returns from the Company's investment of corporate funds in marketable securities upon maturity of such instruments.

Credit risk

The Company is exposed to credit risk through investments in marketable securities and accounts receivable. The Company holds its investments with reputable financial institutions and in highly liquid financial instruments. Accounts receivable credit risk is mitigated by the Company's largest customers being government supported agencies.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates included in these consolidated financial statements are the valuation of accounts receivable and inventory, and impairment assessments of property, plant and equipment, intangible assets, goodwill and investments. Actual results could differ from those reported.

Measurement uncertainty

The Company has investments in companies which are in their early stages of development. Management estimates of each investment's net realizable value may change in the near term.

Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets. The measurement of future tax assets is reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the future tax asset does not meet a more likely than not criteria. Management must also make estimates and judgments about future results of operations and specific elements of the business and operations in assessing recoverability of assets and recorded values of liabilities.

Income/(Loss) per share

Basic earnings per share are computed by dividing the earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method whereby the weighted average number of common shares used in the basic earnings per share calculation is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued at the beginning of the period or at time of issuance, if later. Potential common shares represent the common shares issuable upon the exercise of stock options. Potential common shares are excluded from the calculation if their effect is anti-dilutive.

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of operations using the fair value based method of accounting for all options issued on or after January 1, 2003. Any cash paid by the employee on the exercise of stock options is added to the stated value of common shares.

3. SALE OF ENVIROMATION

Effective May 5, 2003, the Company sold its wholly owned subsidiary Enviromation. Enviromation specialized in the design, manufacture and implementation of custom process control solutions for the municipal and industrial water and wastewater industries. Revenues of Enviromation in 2003 up to the date of sale were $1.0 million. The results of operations of Enviromation, which had previously been reported as the Process Controls Business segment, are reported in these statements as discontinued operations. This accounting treatment has been applied retroactively.

In connection with the sale, the Company elected to prepay the remaining principal balance of US$280, 8% Promissory Notes plus accrued interest. These promissory notes were issued in fiscal 2000 as partial consideration for the purchase of Enviromation. Payment of the principal was made by means of the restricted cash equivalents which the Company had been holding as collateral, in the amount of $569.

4. LONG-TERM INVESTMENTS

Investments are recorded at the lower of cost and estimated net realizable value and include:

	2004	2003
Medsite, Inc.	$ 3,933	$ 3,933
Applied Data Systems, Inc.	739	739
Horizon Wimba, Inc.	519	483
Loma de Niquel Holdings Ltd.	–	1,020
	$ 5,191	**$ 6,175**

Medsite, Inc.

As at December 31, 2004 and 2003, the Company owns 520,466 preferred stock of Medsite, Inc., a private Delaware corporation, comprised of 20,466 Class B3, 200,000 Class B4 and 300,000 Class C preferred stock. Terms of the preferred stock include conversion rights to common stock, dilution protection privileges, dividend and voting participation and automatic conversion to common stock and redemption under certain conditions.

Applied Data Systems, Inc.

As at December 31, 2004 and 2003, the Company owns 294,986 Series A 7% redeemable convertible participating preferred stock of Applied Data Systems, Inc., a private Maryland corporation.

Horizon Wimba, Inc. (formerly HorizonLive.com, Inc.)

On June 14, 2004, HorizonLive.com, Inc. and Wimba SA of France announced their merger to form a new U.S.-based entity called Horizon Wimba, Inc. Just prior to the merger transaction, the Company made a follow-on investment in HorizonLive.com, Inc. of $36 (US$26). In accordance with the terms of the merger transaction, the Company's entire investment was converted into 796,969 common shares and 70,000 Series A preferred shares of the new entity, Horizon Wimba, Inc.

(expressed in thousands of Canadian dollars except per share amounts)

Loma de Niquel Holdings Ltd.

In March 2004 and April 2004, the ultimate parent of Loma de Niquel Holdings Ltd. distributed cash through the repurchase and cancellation of shares. The Company retained its proportionate share of its investment and reported a gain of $373 on the sale of 4,022 shares.

In June 2004, the Company sold its remaining investment in Loma de Niquel Holdings Ltd. for gross cash proceeds of $2.7 million and reported an additional gain on sale of $1.6 million.

5. PROPERTY, PLANT AND EQUIPMENT

	2004		
	Cost	Accumulated Amortization	Net
Equipment	$ 867	$ 458	$ 409
Computer hardware & software	685	383	302
Furniture & fixtures	351	166	185
	$ 1,903	**$ 1,007**	**$ 896**

	2003		
	Cost	Accumulated Amortization	Net
Equipment	$ 623	$ 406	$ 217
Computer hardware & software	476	236	240
Furniture & fixtures	259	119	140
	$ 1,358	**$ 761**	**$ 597**

6. WARRANTY OBLIGATIONS

In 2004, the Company completed the remaining portion of a program of warranty work through the provision of discounted product sales with a specific customer. The remaining obligation at December 31, 2003 relating to this program was $147.

7. SHARE CAPITAL

The Company is authorized to issue 200,000,000 shares divided into 100,000,000 common shares and 100,000,000 preferred shares.

The following details the changes in issued and outstanding common shares for the years ended December 31:

	Shares	Amount
Balance at December 31, 2002	**45,544,357**	**$ 23,511**
Issued on exercise of stock options	55,000	7
Returned and cancelled	(28,108)	(14)
Issued pursuant to rights offering	11,380,312	1,792
Issued pursuant to private placements	14,225,390	3,628
Expenses related to stock issuances	–	(284)
Balance at December 31, 2003	**71,176,951**	**$ 28,640**
Issued on exercise of stock options	1,536,070	667
Issued pursuant to private placements	16,933,980	5,084
Issued on exercise of warrants	2,500,000	490
Expenses related to stock issuances	–	(118)
Balance at December 31, 2004	**92,147,001**	**$ 34,763**

On June 13, 2003, the Company entered into a $2.5 million bridge loan facility (the "bridge facility") with Evansville, Ltd. ("Evansville"), which then owned approximately 6.14% of the issued and outstanding common shares of the Company. Pursuant to the bridge facility, interest was payable at 8% per annum compounded monthly and a fee of $150 was paid to Evansville. A total of $1.8 million was drawn under the bridge facility prior to its repayment.

On August 19, 2003, the Company completed a $2.5 million equity offering and repaid the bridge facility. The equity offering was comprised of 11,380,312 common shares pursuant to a rights offering which was back-stopped by Evansville and 4,492,703 common shares pursuant to a private placement with Evansville. Expenses of the equity offering totalled $170. Evansville advised the Company that following completion of the rights offering and the private placement it owned 8,867,321 (14.4%) common shares of the Company.

Upon signing the bridge loan facility, the Company and Evansville became related parties by virtue of a director of the Company having management authority and responsibility for Evansville. Notwithstanding the subject director is a family member of the owner of Evansville, the director had advised the Company that he disclaims any beneficial ownership, direct or indirect, in Evansville and that he does not exercise control over Evansville. Subsequently on October 29, 2003, the director resigned from the Board of Directors of the Company following the sale of 3,470,000 common

(expressed in thousands of Canadian dollars except per share amounts)

shares of the Company by Evansville to buyers which included certain members of the Company's management, employees and directors. Evansville had advised that following completion of the above-referred sale, it owned 5,397,321 (8.8%) common shares of the Company.

On November 24, 2003, the Company completed a $2.9 million first tranche of an $8.0 million private placement with J.L. Albright III Venture Fund. The equity offering was comprised of 9,732,687 common shares with associated costs of $114. On January 19, 2004, the Company completed the second tranche of its private placement and issued 15,452,381 common shares to J.L. Albright III Venture Fund and 1,481,599 common shares to directors, management and employees for gross proceeds of $5.1 million with associated costs of $118.

In connection with the acquisition of Sirit Technologies Inc. effective November 1, 2002, the Toronto Stock Exchange approved the listing of warrants to purchase an aggregate 2,500,000 common share of the Company at an exercise price of $0.13 per share expiring on September 19, 2004. The fair value of warrants of $165 was included in the purchase cost of Sirit Technologies Inc. During September 2004, all 2,500,000 outstanding warrants were exercised for total cash proceeds of $325. Upon exercise of the warrants, the original fair value of $165 was transferred from contributed surplus to share capital.

8. STOCK OPTION PLANS

Stock Option Plan for Key Persons

The Company has a Stock Option Plan for Key Persons (the "Plan"). Key Persons include any individual being a director, officer or employee of the Company or any other person, individual or otherwise who provides services, who is, in the judgment of the Board of Directors, of special value to the Company.

Conditions governing the granting and exercise of options under the Plan include:

- the aggregate number of Company shares subject to option under the Plan is 11,500,000 common shares;
- no options exceeding 5% of the shares then outstanding of the Company, on a non-diluted basis, may be granted to any one optionee or their associates;
- vesting and terms are at the discretion of the Board of Directors;
- the maximum option life is 10 years from grant date;
- except for options granted to directors of the Company, each option issued shall terminate no later than 30 days after an optionee ceases to be a Key Person of the Company or the expiry date of the option, unless terminated earlier by the Board; and
- for options granted to directors of the Company, the option shall terminate no later than one calendar year after an optionee director ceases to be a Key Person of the Company or the expiry date of the option, unless terminated earlier by the Board.

On April 29, 2004, pursuant to the Annual General Meeting of Sirit Inc., the shareholders approved an amendment to the Plan. The amendment increased the number of common shares available for the grant of options by 5,425,129 shares to 11,500,000. As at December 31, 2004, the number of options available for issuance under the Plan, as amended, is 4,312,681 options (2003 – 272,552 options).

Sirit transaction options

In connection with the acquisition of Sirit Technologies Inc. on November 1, 2002, the Toronto Stock Exchange approved the listing of an additional 1,682,084 common shares of the Company. The Company then issued stock options for an aggregate 1,570,777 common shares to certain current and former employees, directors, and consultants of Sirit Technologies Inc. generally on the terms and conditions of the Plan of the Company. As at December 31, 2004, 1,307 (2003 - 1,307) of these common shares listed and not granted are available for new options. With respect to the above 1,682,084 common shares, any cancelled or expired options may not be re-granted.

The following summarizes stock option activity for the years ended December 31:

	2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Sirit Transaction Options Outside the Plan				
Balance, beginning of year	1,537,453	$ 0.21	1,563,777	$ 0.26
Granted:				
Employees and directors	–	–	110,000	0.17
Exercised	(556,252)	0.13	(5,000)	0.13
Expired/terminated	(27,871)	0.31	(131,324)	1.01
Balance, end of year	953,330	0.25	1,537,453	0.21
Other Options Outstanding Outside the Plan				
Balance, beginning of year	170,000	0.71	927,681	1.40
Exercised	(100,000)	0.30	–	–
Expired/terminated	(70,000)	1.30	(757,681)	1.32
Balance, end of year	–	–	170,000	0.71
Options Outstanding Inside the Plan				
Balance, beginning of year	4,744,818	0.48	4,061,318	0.50
Granted:				
Directors	50,000	0.66	400,000	0.42
Employees	1,995,000	0.59	360,000	0.35
Exercised	(879,818)	0.62	(50,000)	0.14
Expired/terminated	(590,000)	0.79	(26,500)	0.44
Balance, end of year	5,320,000	0.47	4,744,818	0.48
Options Outstanding Outside and Inside the Plan				
Balance, end of year	**6,273,330**	**$ 0.43**	**6,452,271**	**$ 0.42**

The weighted average fair value for stock options granted during 2004 was $0.42 ($0.23 in 2003).

(expressed in thousands of Canadian dollars except per share amounts)

The following summarizes information about outstanding stock option details at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	**Shares Outstanding at 12/31/04**	**Weighted Average Exercise Price**	**Weighted Average Life in Years**	**Shares Outstanding at 12/31/04**	**Weighted Average Exercise Price**
$0.13 - $0.20	2,221,792	$ 0.15	2.2	2,091,271	$ 0.15
$0.21 - $0.50	1,680,000	0.46	3.4	1,509,996	0.47
$0.51 - $1.00	1,900,769	0.55	4.1	130,769	0.76
$1.00 - $3.09	470,769	1.21	2.1	285,769	1.28
Total Issued	**6,273,330**	**$ 0.43**	**3.1**	**4,017,805**	**$ 0.37**

9. STOCK-BASED COMPENSATION

In 2004, the Company granted stock options pursuant to the Stock Option Plan for Key Persons (the "Plan") to 16 employees and one director of the Company totalling 2,045,000 common shares (760,000 in 2003). All options were issued with an exercise price equal to market value at grant date and vest over a three year period (in 2003, 400,000 vested immediately with the remainder vesting over a three year period).

The total fair value of the options granted in 2004 was determined to be $851 ($212 in 2003). In 2004, $260 ($140 in 2003) was included in contributed surplus and in the statement of operations within salaries and benefits. The fair value was estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model are as follows:

a)	Risk-free interest rate	2.68% - 3.81%
b)	Expected life	3 years
c)	Expected volatility	100% - 125%
d)	Expected dividends	Nil

10. WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

The following table reconciles the basic weighted average number of common shares outstanding to the diluted weighted average number of common shares outstanding:

	2004	**2003**
Weighted average number of shares outstanding - basic	88,382,342	52,350,012
Dilutive effect of stock options	2,789,077	–
Adjusted weighted average number of shares outstanding - diluted	**91,171,419**	**52,350,012**

At December 31, 2004, options to purchase 30,769 common shares at a weighted average price of $3.09 per share were outstanding. These options were excluded from the computation of diluted net income per common share as the exercise price was higher than the average market price.

11. ASSET IMPAIRMENT CHARGES

Due to rapidly changing market conditions during the second half of 2003, management changed the Company's strategy with respect to one of its automatic vehicle identification applications. As a result, in the fourth quarter of 2003, the Company wrote off $245 of deferred development costs and $260 of deposits associated with this development effort.

12. RESTRUCTURING COSTS

Following the acquisition of Sirit Technologies Inc. on November 1, 2002 and during the first several months of 2003, management assessed the Company's strategy, product offerings, financial results and impact of announcements made by large retail companies and government agencies involving implementation of RFID in the supply chain. As a result, the Company determined the need to scale back certain expenses to be in-line with management's expectations for revenue and gross margin, culminating in an internal restructuring in the third quarter of 2003 primarily in the UK and Canada. These actions were taken to position the Company to take advantage of the RFID opportunities anticipated in 2004 and beyond. Costs associated with the restructuring were accrued as incurred. The restructuring involved an approximate 30% staff reduction: six manufacturing and engineering staff and one administrative staff in the UK, three managerial positions in Canada, and one salesman in the U.S. The total termination charge in 2003 was $552, of which $130 was included in accrued liabilities at December 31, 2003. Nil liabilities remain at December 31, 2004. $203 of inventory in the UK had been disposed of by December 31, 2003. The UK location will no longer perform manufacturing and engineering activities as these have been relocated to the U.S. Certain internal and customer specific development projects were suspended due to a change in strategy both internally and by these customers resulting from the changing dynamics in the RFID supply chain market internationally. All UK manufacturing equipment and furniture was sold where possible or disposed of for a total loss on disposal of assets of $562 by December 31, 2003. The remaining exit costs of $90 included travel, shipping and other costs associated with the restructuring. Total restructuring expenses for the year ended December 31, 2003 were $1.4 million. The Company appropriately adopted the accounting guidelines with respect to the restructuring efforts, specifically EIC 134 'Accounting for Severance and Termination Benefits' and EIC 135 'Accounting for Costs Associated with Exit and Disposal Activities'.

The following summarizes the costs of the restructuring efforts which were complete as of December 31, 2003:

	2004	2003
Termination benefits	–	$ 552
Discontinued inventory items	–	203
Loss on disposal of assets	–	562
Other exit costs	–	90
	–	**$ 1,407**

(expressed in thousands of Canadian dollars except per share amounts)

13. INCOME TAXES

The Company's activities are carried out through operating subsidiaries in a number of countries. The income tax effect of operations depends on the income tax legislation in each country and the operating results of each subsidiary.

The difference between the provision for income taxes and the amount computed by multiplying net income from continuing operations before taxes by the statutory Canadian tax rate is reconciled as follows:

	2004	2003
Net income/(loss) from continuing operations	$ 924	$ (3,405)
Tax at statutory rate of 36% (2003 - 38%)	333	(1,294)
Differences in income taxes resulting from:		
Foreign tax rate differences	(144)	278
Non-deductible items	99	174
Non-taxable portion of gain on disposal	(363)	–
Utilization of losses not previously recognized	(817)	–
Losses and temporary differences not recognized	892	842
Provision for income taxes	$ –	$ –

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income tax assets and liabilities consist of the following temporary differences:

	2004	2003
Future tax assets/(liabilities):		
Non-capital loss carryforwards	$ 4,456	$ 4,541
Net capital loss carryforwards	2,598	2,171
Property, plant and equipment	(143)	(272)
Intangible assets	862	1,167
Liabilities and reserves	497	508
Other	(73)	157
Valuation allowance	(8,197)	(8,272)
Net future tax asset/(liability)	$ –	$ –

The Company has accumulated non-capital losses for income tax purposes of approximately $15,115 (2003 - $20,048) which are available to reduce taxable income in future years. The Company also has capital losses of $14,385 (2003 - $12,022) which can be applied against future capital gains. The potential tax benefit of these losses has not been recorded in these financial statements. The capital losses can be carried forward indefinitely. The non-capital losses will expire as follows:

Expiry	Amount
2005	1,851
2006	1,224
2007	1,748
2008	1,313
2009	1,214
2010 - 2023	3,875
Indefinite	3,890
	$ 15,115

14. SUPPLEMENTARY DISCLOSURES RELATED TO CASH FLOWS

a) Items not involving cash and cash equivalents:

	2004	**2003**
Amortization		
Property plant and equipment	$ 267	$ 256
Intangibles	202	202
Deferred development costs	65	135
(Gain) on disposal of long-term investment	(2,019)	–
Loss on disposal of equipment	–	562
Inventory write down	–	202
Asset impairment charges	–	505
Stock compensation costs	260	140
	$ (1,225)	**$ 2,002**

(expressed in thousands of Canadian dollars except per share amounts)

b) Non-cash and non-cash equivalent working capital:

	2004	2003
Accounts receivable	$ (523)	$ 1,274
Inventory	(451)	315
Prepaids and deposits	649	(1,233)
Decrease in long-term receivable	–	656
Accounts payable and accrued liabilities	(341)	(2,147)
Decrease in warranty obligation	(320)	(1,520)
Deferred revenue and credits	324	54
	$ (662)	**$ (2,601)**

c) Cash paid for the following:

	2004	2003
Cash paid for interest	$ 6	$ 95
Cash paid for income tax	–	–

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES

a) The Company has the following commitments for premises operating leases:

	Amount
2005	$ 297
2006	283
2007	276
2008	212
2009	95
Thereafter	–
	$ 1,163

The Company is investigating early termination of the Mississauga, Ontario lease, and should the Company decide to terminate the lease prior to December 31, 2005, it would incur a cancellation fee of $33. Rent expense was $305 in 2004 ($328 in 2003).

b) At December 31, 2004, certain accounts receivable and inventory were pledged as security in connection with accounts payable in the amount of $892 ($951 in 2003).

c) In connection with the RFID design and installation services contract, cash collateral of US$900 was provided by the Company to the surety company issuing the contract bond of US$1.4 million and was included in prepaids and deposits in the balance sheet. The Company received US$750 of the cash collateral in the second quarter of 2004 as the contract was successfully completed on January 23, 2004. As at December 31, 2004, there remains US$150 with the surety company included in prepaids and deposits relating to the warranty portion of this integration project. The funds are anticipated to be returned to Sirit in mid Q1 2005 as the warranty period has now been completed.

16. SEGMENTED INFORMATION

The Company and its subsidiaries operate in the technology sector in two reportable business segments. As of December 31, the Company's assets by business segment and by geographic segment are as follows:

	2004		
	RFID Business	Portfolio Investments	Total
Canada	$ 14,010	$ –	$ 14,010
United States	5,622	5,191	10,813
United Kingdom	141	–	141
	$ 19,773	**$ 5,191**	**$ 24,964**

	2003		
	RFID Business	Portfolio investments	Total
Canada	$ 7,290	–	$ 7,290
United States	4,196	$ 5,155	9,351
South America	–	1,020	1,020
United Kingdom & Europe	513	–	513
	$ 11,999	**$ 6,175**	**$ 18,174**

The $2.8 million goodwill of Sirit (RFID Business Segment) is included above in Canada.

(expressed in thousands of Canadian dollars except per share amounts)

For the years ended December 31, the Company's revenue and expenses by reportable business segment are as follows:

	2004		
	RFID Business	**Portfolio Investments**	**Total**
Revenue	$ 20,500	$ –	$ 20,500
Cost of sales	11,776	–	11,776
Gross margin	8,724	–	8,724
Operating expenses	10,273	–	10,273
	$ (1,549)	$ –	$ (1,549)
Gain on disposal of long-term investment	–	2,019	2,019
Other income	312	–	312
Interest, net	142	–	142
Net income/(loss) from continuing operations	**$ (1,095)**	**$ 2,019**	**$ 924**

	2003		
	RFID Business	**Portfolio Investments**	**Total**
Revenue	$ 17,625	$ 1	$ 17,626
Cost of sales	11,391	–	11,391
Gross margin	6,234	1	6,235
Operating expenses	7,548	66	7,614
Restructuring costs	1,407	–	1,407
Asset impairment charges	505	–	505
	$ (3,226)	$ (65)	$ (3,291)
(Loss) on disposal of long-term investment	(19)	–	(19)
Interest, net	(95)	–	(95)
(Loss) from continuing operations	**$ (3,340)**	**$ (65)**	**$ (3,405)**

For the years ended December 31, the Company's revenue by geographic segment are as follows:

	2004		
	RFID Business	Portfolio Investments	Total
Canada	$ 744	$ –	$ 744
United States	17,689	–	17,689
South America	15	–	15
United Kingdom & Europe	1,743	–	1,743
Asia & Middle East	309	–	309
	$ 20,500	**–**	**$ 20,500**

	2003		
	RFID Business	Portfolio Investments	Total
Canada	$ 416	$ –	$ 416
United States	15,860	1	15,861
South America	36	–	36
United Kingdom & Europe	1,310	–	1,310
Asia & Middle East	3	–	3
	$ 17,625	**$ 1**	**$ 17,626**

Of the $20.5 million revenue in the RFID business segment in 2004, the three largest individual customers represent 13.9%, 13.7% and 11.5% respectively.

Of the $17.6 million revenue in the RFID business segment in 2003, the three largest individual customers represent 22.5%, 18.8% and 10.9% respectively.

Directors and Officers

William W. Staudt
President, Chief Executive Officer and Director

Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary

Paul M. Stein
Assistant Corporate Secretary

Dale M. Flanagan
Director

John Greaves
Director

Cynthia Lewis
Director

Richard I. Segal
Director

George C. McKinnis
Director

Basile Papaevangelou
Director

Sirit Inc.

Head Office
Suite 250 – 33 City Centre Drive
Mississauga, Ontario
Canada L5B 2N5
Tel.: 1 800 498 8760
Fax: (905) 949 6320
Web Site: www.sirit.com

In the United States
Suite 620 - 1321 Valwood Parkway
Carrollton, Texas 75006
Tel: 1 877 492 0101
Fax: (972) 243 8034

In the United Kingdom
First Floor, The Gate House
43B Church Gate
Loughborough, UK LE11 1VE
Tel: 011 44 1509 213141
Fax: 011 44 1509 213191

Investor Relations

Toll Free: 1 800 498 8760 x249
Tel.: (905) 949 4404 x249
Fax: (905) 949 6320
E-mail: lluchkiw@sirit.com

Shares Listed

Toronto Stock Exchange: Symbol SI

Annual General and Special Meeting

April 21, 2005, 3:00 PM EST at:
TSX Broadcast Centre – Gallery
130 King Street West
Toronto, Ontario
Canada, M5X 1J2

General Counsel

Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario
Canada M5H 3C2

Auditors

PricewaterhouseCoopers LLP
Suite 3000, Box 82
Royal Trust Tower
Toronto, Ontario
Canada M5K 1G8

Transfer Agent

Equity Transfer Services Inc.
120 Adelaide Street West,
Suite 420
Toronto, Ontario
Canada M5H 4C3


sirit
vision beyond sight™

SIRIT INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of Sirit Inc. (the "Company") will be held at the TSX Broadcast & Conference Centre, Toronto Stock Exchange, 130 King Street West, Toronto, Ontario, on Thursday, April 21, 2005 at 3:00 p.m. (Toronto time), for the following purposes:

(a) To receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Company for the year ended December 31, 2004 and the report of the auditors thereon;

(b) To elect directors of the Company for the ensuing year;

(c) To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the Company's Audit Committee to fix their remuneration;

(d) To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving a share issuance to the Company's President and Chief Executive Officer, as more particularly described in the accompanying management information circular;

(e) To consider and, if deemed appropriate, to pass, with or without variation, the following special resolution approving an amendment to the Company's articles to increase the number of common shares the Company is authorized to issue to an unlimited number of common shares:

"NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The articles of Sirit Inc. be amended to increase the number of Common Shares the Company is authorized to issue to an unlimited number so that the authorized capital of the Company shall consist of an unlimited number of Common Shares and 100,000,000 Preferred Shares, issuable in series.

2. Notwithstanding the passage of this special resolution, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the filing of articles of amendment without further approval of the shareholders of the Company.

3 Any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the intent of the foregoing resolution, including without limitation, the execution of Articles of Amendment in the prescribed form and the delivery thereof to the Director appointed under the *Business Corporations Act* (Yukon).",

as more particularly described in the accompanying management information circular;

(f) To transact such other business as may properly come before the Meeting or any adjournment thereof.

Registered shareholders of the Company have the right to dissent with respect to the resolution referenced in (e) above and, if such resolution becomes effective, to be paid the fair value of their common shares of the Company in accordance with the provisions of section 193 of the *Business Corporations Act* (Yukon Territory) (the "YBCA"). A dissenting shareholder must send to the Company a written objection to the resolution, which written objection must be received by the Corporate Secretary of the Company or the Chairman of the Meeting at or before the Meeting. A shareholder's right to dissent is more particularly described in the accompanying management information circular and the text of section 193 of the YBCA is set forth as Schedule "C" to the management information circular. **Failure to strictly comply with the requirements set forth in section 193 of the YBCA may result in the loss of any right of dissent. Only registered shareholders of the Company are entitled to dissent.**

This notice is accompanied by a management information circular, a form of proxy, a supplemental mailing list request form and the annual report which includes the audited consolidated financial statements of the Company for the year ended December 31, 2004.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on March 17, 2005 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of the Meeting and any adjournment thereof.

The board of directors of the Company has by resolution fixed 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company's transfer agent.

DATED at Toronto, Ontario this 18th day of March, 2005.


SEC MAIL
PROCESSING
RECEIVED
APR 11 2005
WASH. D.C.
202
SECTION

By Order of the Board of Directors

"William W. Staudt"
William W. Staudt
President and Chief Executive Officer

SIRIT INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Sirit Inc. (the "Company") for use at the annual and special meeting of shareholders (the "Meeting") of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.

The board of directors of the Company (the "Board") has fixed the close of business on March 17, 2005 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Company's transfer agent at the address indicated on the enclosed envelope no later than 3:00 p.m. (Toronto time) on April 19, 2005, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of March 18, 2005. **All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as "US$".**

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company. **A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company's transfer agent indicated on the enclosed envelope no later than 3:00p.m. (Toronto time) on April 19, 2005 or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.**

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder's attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company, Sirit Inc., c/o Lackowicz & Shier, 300-204 Black Street, Whitehorse, Yukon, Y1A 2M9 or at the Company's head office address, Sirit Inc., Suite 250, 33 City Centre Drive, Mississauga, Ontario, L5B 2N5 at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. **In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described**

below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders ("Non-Registered Shareholders") because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the request form (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i) be given a voting instruction form **which is not signed by the Intermediary** and which, when properly completed and signed by the Non-Registered Shareholder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and **deposit it with the Company, c/o Equity Transfer Services Inc., Suite 420, Richmond Adelaide Centre, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3.**

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person's name in the blank space provided. **In either case, Non-Registered Shareholders should carefully**

follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Voting Securities and Principal Holders Thereof

As of the date hereof, 92,247,001 common shares (the "Common Shares") in the capital of the Company are issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at March 17, 2005. In accordance with the provisions of the *Business Corporations Act* (Yukon Territory) (the "YBCA"), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company's transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any voting class of securities of the Company is as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
J.L. Albright III Venture Fund	20,185,068	21.9%

Statement of Executive Compensation

The following table provides information for the three most recently completed financial years ended December 31, 2004 regarding compensation paid to or earned by the Company's President and Chief Executive Officer, the Company's Chief Financial Officer and Corporate Secretary, and the Company's three most highly compensated executive officers other than the President and Chief Executive Officer and Chief Financial Officer and Corporate Secretary as at December 31, 2004 (the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	
William W. Staudt President and Chief Executive Officer	2004 2003 2002	390,360[(1)] 252,000[(1)] 282,600[(1)]	130,120 84,000 Nil	Nil Nil Nil	1,000,000 400,000 600,000	Nil Nil Nil
Anastasia Chodarcewicz Chief Financial Officer and Corporate Secretary	2004 2003 2002	159,000[(2)] 129,937[(2)] N/A	55,000 40,000 N/A	6,830 5,423 N/A	135,000 65,000 N/A	Nil Nil N/A
Loek d'Hont Chief Technology Officer of Sirit Technologies Inc.	2004 2003 2002	188,670[(3)] 151,469[(3)] N/A	78,070 67,200 N/A	Nil Nil N/A	75,000 175,000 N/A	Nil Nil N/A
Donald Bergeron Vice President, Manufacturing of Sirit Technologies Inc.	2004 2003 2002	143,130[(4)] 140,000[(4)] 157,000[(4)]	58,550 42,420 51,268	11,710 12,600 14,130	135,000 35,000 30,000	Nil Nil Nil
Fred Veinot Vice President, Business Development of Sirit Technologies Inc.	2004 2003 2002	134,000 134,000 134,000	35,000 17,500 17,500	9,000 9,000 9,000	100,000 20,000 30,000	Nil Nil Nil

(1) These monies were paid to Mr. Staudt in equivalent United States dollars at the rate of US$180,000 per annum for 2002 and 2003 and at the rate of US$300,000 per annum for 2004. From April 1, 2002 these monies were paid to Mr. Staudt pursuant to an employment agreement. Refer to "Termination of Employment, Change in Responsibilities and Employment Agreements" for further particulars.

(2) Ms. Chodarcewicz joined the Company on February 2, 2003 as Vice President, Finance and was appointed Chief Financial Officer of the Company effective November 24, 2003. From February 2, 2003 to November 24, 2003, these monies were paid to Ms. Chodarcewicz at the rate of $130,000 per annum, from November 25, 2003 to April 30, 2004, at the rate of $147,000 per annum and since May 1, 2004 at the rate of $165,000 per annum. Refer to "Termination of Employment, Change in Responsibilities and Employment Agreements" for further particulars.

(3) These monies were paid to Mr. d'Hont upon his joining the Company as Chief Technology Officer on April 1, 2003 in equivalent United States dollars at the rate of US$145,000 per annum.

(4) These monies were paid to Mr. Bergeron in equivalent United States dollars at the rate of US$100,000 per annum for 2002 and 2003 and at the rate of US$110,000 per annum for 2004.

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2004 pursuant to the Company's stock option plan (the "Stock Option Plan").

Option Grants During the Financial Year Ended 2004

Name	Securities Under Options Granted (#)[1]	Percent of Total Options Granted to Employees in Financial Year[2]	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
William W. Staudt	1,000,000	51.1%	$0.53	$0.53	May 21, 2009
Anastasia Chodarcewicz	135,000	6.9%	$0.53	$0.53	May 21, 2009
Loek d'Hont	75,000	3.8%	$0.53	$0.53	May 21, 2009
Donald Bergeron	135,000	6.9%	$0.53	$0.53	May 21, 2009
Fred Veinot	100,000	5.1%	$0.53	$0.53	May 21, 2009

(1) The class of securities underlying all stock options is Common Shares.
(2) Based on the total number of options granted to employees of the Company and its subsidiaries pursuant to the Stock Option Plan during the financial year ended December 31, 2004 of 1,955,000.

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2004 and year end option values.

Aggregated Option Exercises During the Financial Year Ended 2004 and Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004		Value of Unexercised in-the-money Options at December 31, 2004[1]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
William W. Staudt	Nil	Nil	1,732,800	1,000,000	2,079,360	1,020,000
Anastasia Chodarcewicz	Nil	Nil	21,666	178,334	27,299	192,600
Loek d'Hont	Nil	Nil	58,333	191,667	74,666	226,167
Donald Bergeron	6,924	9,832	19,358	173,718	24,197	185,878
Fred Veinot	6,924	9,832	14,358	128,718	18,521	139,015

(1) Calculated using the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on December 31, 2004 of $1.55 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Termination of Employment, Change in Responsibilities and Employment Agreements

Employment Agreements

Pursuant to an employment agreement (the "Staudt Employment Agreement") dated April 1, 2002, as amended April 24, 2002, between the Company and William W. Staudt, President and Chief Executive Officer of the Company, if the Company wishes to terminate the Staudt Employment Agreement other than for cause, the Company is required to pay, on the notice date, a lump sum amount equal to the then base salary, presently US$300,000 per annum, and benefits for a period of twelve months. Further, in the event a change of control of the Company, as defined in the Staudt Employment Agreement, the Staudt Employment Agreement shall be terminated effective upon the commencement of the third working day following such change of control and this event shall be deemed to constitute the delivery of notice of termination pursuant to the Staudt Employment Agreement.

Pursuant to an employment agreement (the "Chodarcewicz Employment Agreement") dated January 30, 2003, as amended October 7, 2003, between Sirit Technologies Inc. and Anastasia Chodarcewicz, Chief Financial Officer and Corporate Secretary of the Company, if the Company wishes to terminate the Chodarcewicz Employment Agreement other than for cause, the Company is required to pay a lump sum amount equal to the then remuneration, presently $165,000 per annum, inclusive of medical benefits, for a period of four months. In the event of a change of control of the Company, as defined in the Chodarcewicz Employment Agreement, the Company is required to pay a lump sum amount of four months remuneration, inclusive of medical benefits, should Ms. Chodarcewicz's employment not be continued.

Key Employee Incentive Compensation Plan

On January 14, 2005, the Board approved a Key Employee Incentive Compensation Plan (the "Plan") which provides for up to 10 key employee positions of the Company, including the Named Executive Officers, to be eligible to share in an incentive payment equal to 5% of the value of the gross aggregate proceeds paid pursuant to and upon a Sale Transaction. A Sale Tansaction is defined under the Plan as (a) any sale or exchange of the Common Shares (other than from the Company's treasury), or any merger, take-over bid, exchange offer, amalgamation, business combination or similar transaction which, in any such case, results in the holders of the Common Shares immediately before the consummation of such transaction holding less than 50.1% of the Common Shares or securities of any successor entity outstanding immediately following the consummation of the transaction; or (b) the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Company and/or any of its subsidiaries on a consolidated basis to any other person or entity, save and except where it involves a disposition to a wholly-owned subsidiary of the Company in the course of a reorganization of the assets of the Company and its subsidiaries.

The purpose of the Plan is to (a) create an environment whereby key employees have an incentive to work together as a team and in the best interests of the Company; (b) strengthen the alignment of interests between key employees and shareholders of the Company in order to obtain the maximum realizable value of the Company upon the completion of a Sale Transaction; and (c) advance the interests of the Company through the motivation, attraction and retention of key employees, it being generally recognized that such a plan will aid in attracting, retaining and encouraging the commitment and performance of key employees.

Except as disclosed above, there are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company or a change in the Named Executive Officers' responsibilities following a change of control.

Compensation of Directors

Standard Compensation Arrangements

The Board meets at least annually to review the adequacy and form of directors' compensation. This review includes changes to individual director's risks and responsibilities, changes in legal and reporting environments as well as comparisons to independent market information regarding director's compensation. Based on this review, the Board will update, as necessary the adequacy and form of directors' compensation.

Each non-executive director of the Company is entitled to receive an annual retainer fee equivalent to US$20,000, US$2,500 is paid quarterly for each director appointed at the commencement of the quarter and the remainder is paid to each director appointed at the end of the fiscal year. Each member of the Audit Committee receives an additional US$1,000 quarterly when appointed at the commencement of the quarter. The directors of the Company are also, from time to time, granted incentive stock options under the terms of the Stock Option Plan as compensation for services rendered as a director and for committee participation, if applicable.

During the financial year ended December 31, 2004, an aggregate of US$53,000 was paid to five non-executive directors and the Company granted options to purchase an aggregate of 50,000 Common Shares to one of its non-executive directors.

Other Arrangements

None of the directors of the Company were compensated in their capacity as a director by the Company during the financial year ended December 31, 2004 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Compensation for Services

Mr. McKinnis was compensated for legal services in the amount of approximately $52,000 during the financial year ended December 31, 2004.

Directors' and Officers' Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary. The following are particulars of such insurance:

(a) the total amount of insurance is $3,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;
(b) the annual premium for the financial year ended December 31, 2004 was approximately $52,000. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and
(c) the policy provides for deductibles as follows:
    (i) with respect to the directors and officers there is no deductible applicable; and
    (ii) with respect to reimbursement of the Company there is a deductible of $50,000 per claim.

Composition of the Compensation Committee

The Compensation Committee is composed of three directors of the Company who are neither officers nor employees of the Company or any of its subsidiaries. During the financial year ended December 31,

2004, the following directors were members of the Compensation Committee: Dale M. Flanagan (Chairman), George C. McKinnis and Richard I. Segal until October 25, 2004 when Cynthia Lewis and John Greaves replaced Messrs. McKinnis and Segal. Ms. Lewis was the former President of Sirit Technologies Inc. from May 17, 2001 to March 25, 2002 and from May 17, 2001 to October 31, 2002 was the Chief Executive Officer of Sirit Technologies Inc.

Report on Executive Compensation

The Compensation Committee is responsible for recommending to the Board compensation for the Chief Executive Officer and approving the Chief Executive Officer's compensation recommendations for the Company's other executive officers. In addition, the Compensation Committee reviews the compensation policies and practices and defines the executive compensation philosophy of the Company and reports its results to the Board. The total compensation paid to the executive officers is designed to encourage their full and enthusiastic commitment to the success of the Company with the goal of increasing shareholder value. Executive compensation includes base salary and incentives and is based on a combination of factors, including historical precedent. Stock options can also be granted under the terms of the Stock Option Plan.

Chief Executive Officer Compensation. The Chairman of the Compensation Committee presents the Committee's recommendations to the Board with respect to the compensation of the President and Chief Executive Officer of the Company. For 2004, in setting the President and Chief Executive Officer's base salary, the Compensation Committee recommended that it be increased to US$300,000 based on the establishment of five Company-wide qualitative strategic objectives, each of which were equally weighted. The five factors include maintaining a dependable stream of revenue by the Automatic Vehicle Identification Business, setting the Supply Chain Management product offering, increasing marketing spend in line with revenue targets, establishing a strong technical team which generates intellectual property and achieving internal efficiencies and infrastructure to maximize visibility between remote offices. All strategic objectives were met in 2004.

Of the total 2004 bonus awarded to Mr. Staudt, 60% was based upon the achievement of sales and gross margins when compared to the prior year and the actual cash position at year end compared to budget. The remaining 40% of the bonus was based upon achievement of certain production goals, new customer targets and new pilot programs as recommended by the Compensation Committee and agreed to by the Chief Executive Officer and the Board. Each of the above-noted targets were achieved in 2004.

Options were granted over and above regular salary and bonus based upon industry standards for comparable chief executive officers and extraordinary accomplishments during 2004 which included signing significant partnerships and positioning the Company for future growth. The Compensation Committee's recommendation for the salary, bonus and other remuneration for the President and Chief Executive Officer was submitted and approved by the Board.

Base Salaries. Base salaries for senior officers are established at an industry competitive level for each job description. In addition, the 2004 salary for each executive officer was based on qualitative factors, each of which was given equal weight when establishing salary levels. These included job performance relative to job description and responsibility, overall individual contribution to the Company's growth and/or cost savings and demonstrated commitment to the Company.

The President and Chief Executive Officer of the Company presents base salary recommendations to the Compensation Committee with respect to the senior officers of the Company, including the Named Executive Officers. The Compensation Committee's recommendations for the base salaries for the senior officers are then submitted for approval by the Board.

Options. The Stock Option Plan is administered by the Compensation Committee. The Stock Option Plan is designed to give each holder of an option an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current and future performance. The Compensation Committee considers option grants when reviewing key employee compensation packages. Any grant recommendations made by the Compensation Committee require approval by the Board. In determining the number of options to be granted, the Compensation Committee gives consideration to an individual's present and potential contribution to the success of the Company. See "Security Based Compensation Arrangements" for details regarding the Stock Option Plan.

The foregoing report has been submitted by: Dale M. Flanagan (Chairman)
Cynthia Lewis
John Greaves

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in Common Shares on December 31, 1999 against the cumulative total shareholder return of the S&P/TSX Composite Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.


Sirit Inc.
S&P/TSX Composite Index
200.00
150.00
100.00
50.00
0.00
1999
2000
2001
2002
2003
2004

The dollar amounts indicated in the graph above and in the chart below are as of December 31 in each of the years 1999 through 2004.

	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sirit Inc.	100.00	17.26	9.52	8.93	33.93	92.26
S&P/TSX Composite Index	100.00	107.41	93.91	82.23	104.20	119.29

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2004.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[(1)]	Weighted-average price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	6,273,330	$0.43	4,313,988
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	**6,273,330**	**$0.43**	**4,313,988**

(1) Represents the number of Common Shares reserved for issuance upon exercise of outstanding options.

Security Based Compensation Arrangements

Stock Option Plan

The Stock Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors and consultants, to have equity participation in the Company through the acquisition of Common Shares. The aggregate maximum number of shares that may be reserved for issuance under the Stock Option Plan is 11,500,000, representing approximately 12.5% of the Company's issued and outstanding Common Shares. Options to purchase an aggregate of 5,320,000 Common Shares, representing approximately 5.8% of the Company's issued and outstanding Common Shares, were outstanding at December 31, 2004 under the Stock Option Plan and 879,818 Common Shares were issued during the year ended December 31, 2004 upon exercise of options granted under the Stock Option Plan. This leaves 4,312,681 Common Shares, representing approximately 4.7% of the Company's issued and outstanding Common Shares, available for issuance under the Stock Option Plan.

The Stock Option Plan provides that the maximum number of Common Shares which may be reserved for issuance to any one insider and such insider's associates pursuant to stock options granted under the Stock Option Plan or any other share compensation arrangement may not exceed 5% of the Common Shares outstanding at the time of grant (on a non-diluted basis). Any Common Shares subject to a stock option which for any reason are cancelled or terminated without having been exercised are again available for grant under the Stock Option Plan.

The number of options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder and regulatory approval. Options granted under the Stock Option Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the options are granted are exercisable for a period not to exceed ten years and have various vesting periods, such vesting period are at the discretion of the Board. Options granted under the Stock Option Plan are not transferable or assignable and terminate: (i) within a period of 30 days following the termination of an optionee's employment; (ii) in the case of director optionees, within a period of 12 months following their ceasing to be a director of the Company; and (iii) within a period of 12 months following the death of an optionee.

The Board and/or the Compensation Committee of the Board reserves the right to amend, suspend or terminate the Stock Option Plan at any time if and when it is advisable in the absolute discretion of the Board. However, any amendment of the Stock Option Plan which would: (a) materially increase the benefits under the plan; (b) materially increase the number of Common Shares which may be issued under the plan; or (c) materially modify the requirements as to the eligibility for participation in the plan will be effective only upon the approval of the shareholders of the Company. Any amendment to any provision of the Stock Option Plan will be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

Sirit Transaction Options

In connection with the acquisition of Sirit Technologies Inc. on November 1, 2002 (the "Sirit Transaction"), the shareholders approved the one-time listing of an additional 1,682,084 Common Shares generally on the same terms and conditions as the Stock Option Plan noted above.

Options to purchase an aggregate of 953,330 Common Shares, representing approximately 1% of the Company's issued and outstanding Common Shares, are currently outstanding pursuant to the Sirit Transaction and 556,252 Common Shares were issued during the year ended December 31, 2004 upon exercise of options granted pursuant to the Sirit Transaction. This leaves 1,307 Common Shares, representing less than 1% of the Company's issued and outstanding Common Shares, available for issuance pursuant to the Sirit Transaction.

Statement of Corporate Governance Practices

The TSX has issued a series of guidelines (the "TSX Guidelines") for effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance. The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.

The Company's corporate governance practices have been and continue to be in compliance with applicable Canadian requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The Company's disclosure addressing each of the TSX Guidelines is attached as Schedule "A" to this management information circular. This disclosure statement, including Schedule "A", has been prepared and approved by the Board.

Indebtedness of Directors and Executive Officers

None of the Company's directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2004, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Except as disclosed herein, since the commencement of the Company's last completed financial year, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

On November 24, 2003, the Company completed the first tranche of an $8 million private placement (the "Albright Private Placement"), issuing 9,732,687 Common Shares to J.L. Albright III Venture Fund ("J.L. Albright") for gross proceeds of approximately $2.9 million. Following receipt of the required shareholder approval, on January 19, 2004, the Company completed the second tranche of the Albright Private Placement, issuing an additional 15,452,381 Common Shares to J.L. Albright and 1,481,599 Common Shares to directors, management and employees of the Company for gross proceeds of approximately $5.1 million. J.L. Albright advised that following completion of the Albright Private Placement, it owned 25,185,068 Common Shares, approximately 28.6% of the then issued and outstanding Common Shares. On September 10, 2004, J.L. Albright sold 5,000,000 Common Shares and now owns 20,185,068 Common Shares, approximately 21.9% of the issued and outstanding Common Shares.

In connection with the Albright Private Placement, the Company granted J.L. Albright the right to appoint one member to the Board and agreed to put forth such nominee for election at each annual meeting of shareholders of the Company so long as J.L. Albright continues to own at least 10% of the issued and outstanding Common Shares. The J.L. Albright nominee is Richard I. Segal who was appointed to the Board effective November 24, 2003 and stands for re-election at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Except for William W. Staudt who has an interest in the approval of the issuance of 50,000 Common Shares to himself (see section entitled "Approval of Share Issuance to Chief Executive Officer"), no (a) director or executive officer of the Company who has held such position at any time since January 1, 2004; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

PARTICULARS OF MATTERS TO BE ACTED UPON:

Election of Directors

The term of office of each of the present directors expires at the Meeting. The Company's Articles of Incorporation provide that the Board consist of a minimum of three and a maximum of 15 directors. The Board currently consists of seven directors. At the Meeting, the seven persons named hereunder will be proposed for election as directors of the Company (the "Nominees"). **Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees.** Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his or her election or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the by-laws of the Company or with the provisions of the YBCA.

The following table sets forth the name, province/state and country of residence, principal occupation, date they first became a director of the Company and number of shares beneficially owned by each Nominee. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based upon information furnished by the Nominee concerned and is as at March 18, 2005.

Name, Province/State and Country of Residence	Principal Occupation	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised
William W. Staudt New York, United States	President, Chief Executive Officer and a Director of the Company	January 20, 1999	3,862,084
Dale M. Flanagan[2] New York, United States	Executive Search Specialist	March 10, 2000	653,227
George C. McKinnis[1] New York, United States	Founding and Managing Partner of McKinnis & Lapera LLC of New York City, Bronxville, New York and Shelton, Connecticut	December 20, 2001	270,000
Richard I. Segal Ontario, Canada	Principal of J.L. Albright Venture Partners	November 24, 2003	20,185,068[3]
David W. Andrews Ontario, Canada	Chief Executive Officer of Coss Systems Inc.	Nominee	nil
Norbert Dawalibi Ontario,Canada	Independent Consultant	Nominee	nil
Suresh Kumar New Jersey, United States	President and Chief Executive Officer of KaiZen Innovation LLC	Nominee	nil

(1) Member of the Company's Audit Committee.
(2) Member of the Company's Compensation Committee.
(3) Mr. Segal is the nominee of the Company's significant shareholder, J.L. Albright III Venture Fund and as General Partner of J.L. Albright Venture Partners has voting control over the Common Shares owned by J.L. Albright III Venture Fund.

The principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in the brief biographies set forth below.

William W. Staudt – President, Chief Executive Officer and Director Mr. Staudt has been President and Chief Executive Officer of the Company since January 20, 1999. Trained as a lawyer, Mr. Staudt began his career in investment banking. Over the past 25 years, both individually and through Hamilton Capital Partners, a leveraged buyout firm, he was active in the acquisition and operation of a number of companies. He brings to the Company a wealth of experience in finance and operations.

Dale M. Flanagan – Director Mr. Flanagan has been engaged as a Management Consultant specializing in executive search for the past 37 years. Flanagan & Webster, the firm he founded in 1975, was acquired by Lamalie ("LAI") in 1990. At LAI Mr. Flanagan functioned as a Senior Partner and Director until the firm went public in 1997. LAI then acquired Ward Howell, and was subsequently acquired by TMP Worldwide, the parent of Monster.com. Mr. Flanagan has been an independent Consultant since 2001.

George C. McKinnis – Director Since early 2001, Mr. McKinnis has been the founding and managing partner of McKinnis & Lapera LLC, a law firm concentrating in high-technology clients and transactions. From 1987 to 2001, Mr. Mckinnis ran his own private law practice concentrating in high-technology and the emerging technology clients.

Richard I. Segal – Director Prior to joining J.L. Albright Venture Partners, Mr. Segal was President and Chief Executive Officer of Microforum, from July 2000 to June 2001 and prior thereto, from 1997 to June 2000, was President and Chief Operating Officer of Chapters Online Inc. Prior to joining Chapters Online Inc., Mr. Segal worked at Microsoft Corporation in Redmond, Washington from 1992 until 1996 with his most recent position at the company being the Director of technical services for the Internet Customer Unit. Mr. Segal is also the author of four books on Network Management and Windows software development. Mr. Segal also serves as a director of Genesis TP Inc. and Truition Marketplace Solutions.

David W. Andrews – Nominee Since mid 2004, Mr. Andrews has been the Chief Executive Officer of Coss Systems Inc. Prior to this, Mr. Andrews was Executive Vice President and Chief Financial Officer of Onx Enterprise Solutions Inc. from 2000 through mid 2003 and from 1998 through 2000, Mr. Andrews was the Vice President, Finance and Administration and Chief Financial Officer of Insystems Technologies Inc. & Next HR.Com. Mr. Andrews is a Chartered Accountant with the Institute of Chartered Accountants of Ontario.

Norbert Dawalibi – Nominee Mr. Dawalibi has been an independent consultant since late 2004. From 2001 to 2002, he was the Vice President, Marketing Strategy and, from 2002 to 2004, he was the President and Chief Executive Officer of Psion Teklogix. From 2000 to 2001, Mr. Dawalibi was the President and Chief Executive Officer of Rhythms Canada and for the prior 24 years held a number of executive positions at IBM, most recently holding the position of Vice President, Systems Marketing.

Suresh Kumar – Nominee Since early 2004, Mr. Kumar has been the founding member, President and Chief Executive Officer of KaiZen Innovation LLC, a management advisory firm. From March 1999 through late 2003, Mr. Kumar held the position of International Vice President, Worldwide Consumer Pharmaceuticals at Johnson & Johnson Ltd.

Cease Trade Orders or Bankruptcies

No Nominee is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the Audit Committee to fix their remuneration. PricewaterhouseCoopers LLP, Chartered Accountants, were first appointed as auditors of the Company in 1987.

Approval of Share Issuance to Chief Executive Officer

On May 21, 2004, the Board approved, subject to receipt of all regulatory and shareholder approvals, a resolution authorizing subscriptions for the issuance of 50,000 Common Shares to the President and Chief Executive Officer of the Company at an issue price of $0.53 per share. The shares were approved for issuance based on the extraordinary efforts put forth by the President and Chief Executive Officer in connection with arranging funding and managing the affairs of Company. The Company has agreed to fund the subscription obligations. The funding is non-interest bearing.

The TSX has conditionally approved the issuance of the shares, subject to shareholder approval. To be effective, the issuance of the foregoing Common Shares must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting, other than votes attaching to Common Shares beneficially owned by the President and Chief Executive Officer of the Company. Accordingly, to the knowledge of the Company, the votes attaching to 3,862,084 Common Shares will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained.

If the requisite shareholder approval is not obtained in respect of the issuance of such Common Shares, they will not be issued.

Unless otherwise indicated, the persons named in the accompanying proxy intend to vote the Common Shares represented by such form of proxy for the resolution with respect to the issuance of 50,000 Common Shares to the President and Chief Executive Officer of the Company on any ballot requested or required by law.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"NOW THEREFORE BE IT RESOLVED THAT:

1. The subscriptions relating to the issuance of 50,000 Common Shares to the President and Chief Executive Officer of the Company on the terms described in the Management Information Circular of the Company dated March 18, 2005 is hereby accepted, authorized and approved.

2. The Company be and it is hereby authorized and directed to issue such Common Shares as fully paid and non-assessable shares of the Company.

3. Any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the intent of the foregoing resolution."

Amendment to Articles to Increase Authorized Common Shares

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution, in the form set out below (the "Special Resolution"), subject to such amendments, variations or additions as may be approved at the Meeting, authorizing the Company to amend its articles to increase the number of Common Shares authorized for issuance from 100,000,000 to an unlimited number of Common Shares. Registered shareholders are entitled to exercise their rights of dissent in respect of the Special Resolution (see "Shareholders' Rights of Dissent" below for details).

The directors of the Company and management are of the view that the proposed amendment to the articles of the Company is in the best interests of the Company for a number of reasons and, therefore, recommend the adoption of the Special Resolution. To be effective, the Special Resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the named in the accompanying proxy intend to vote the Common Shares represented by such form of proxy for the Special Resolution on any ballot requested or required by law.

The Common Shares and the preferred shares of the Company (the "Preferred Shares") are the only classes of authorized shares. There are currently only Common Shares issued and outstanding. The Common shares have voting rights attached thereto, the rights to receive dividends and the right to receive the remaining property of the Company on the liquidation, dissolution or winding-up of the Company. The Preferred shares, when issued, may not have voting rights, and if not, except under special circumstances, are not entitled to vote and the other rights and privileges attaching thereto are to be determined by the Board when they are issued.

Upon receipt of a Certificate of Amendment pursuant to the YBCA, the authorized capital of the Company will consist of an unlimited number of Common Shares and 100,000,000 Preferred Shares, having the rights, privileges, restrictions and conditions set forth in Schedule "B" attached hereto.

Shareholders' Rights of Dissent

Pursuant to the YBCA, and in particular section 193, a registered shareholder has the right to dissent with respect to the Special Resolution. To exercise the right of dissent a shareholder must give written notice of this dissent to the Company at its offices located at Suite 250, 33 City Centre Drive, Mississauga, Ontario, L5B 2N5 at or before the Meeting in accordance with the Notice of Annual and Special Meeting accompanying this management information circular.

A shareholder who complies with the dissenting shareholder provisions of the YBCA is entitled to be paid by the Company the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which the dissent was adopted.

A dissenting shareholder may only claim with respect to all of the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. The Company refers all shareholders to section 193 of the YBCA which is attached as Schedule "C" hereto and in particular to subsection 193(4) which provides that a shareholder may only exercise its right of dissent in respect of shares which are registered in its name. For this reason, arrangements should be made to have shares beneficially owned by a shareholder registered in the shareholder's name or instruct the broker in whose name these shares are registered to dissent on the shareholder's behalf so as to provide for a valid dissent. The rights set forth herein are applicable only to registered shareholders and do not apply to beneficial shareholders.

An application may be made by the Company to the Supreme Court (Yukon) after the adoption of the Special Resolution, or by the shareholder if he has sent the requisite form of written objection, to fix the fair value of the shares in respect of which such shareholder dissents. If such an application is made, unless the Supreme Court (Yukon) orders otherwise, the Company must send to each dissenting shareholder a written offer to pay the dissenting shareholder an amount considered by the directors of the Company to be the fair value of the shares.

Unless the Supreme Court (Yukon) orders otherwise, an offer to pay must be sent by the Company to each dissenting shareholder at least 10 days before the date on which the application is returnable, if the Company is the applicant and within 10 days after the Company is served with a copy of the originating notice, if a shareholder is the applicant. Every such offer must be made on the same terms and must contain or be accompanied by a statement showing how the fair value was determined.

A dissenting shareholder may make an agreement with the Company for the purchase of his shares by the Company in the amount of the Company's offer at any time before the Supreme Court (Yukon) pronounces an order fixing the fair value of the shares. On the action approved by the Special Resolution becoming effective, the making of an agreement between the Company and the dissenting shareholder as to the payment to be made by the Company for the dissenting shareholder's shares or the pronouncement of an order by the Supreme Court (Yukon), whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in an amount agreed to by the Company and the shareholder or in the amount of the judgment, as the case may be. Until any one of such events occurs, the shareholder may withdraw his dissent or the Company may rescind the resolution and in either event, the proceedings shall be discontinued.

If the Company is not permitted to make a payment to a dissenting shareholder due to there being reasonable grounds for believing that the Company is or would after the payment be unable to pay its liabilities as they become due, or the realized value of the Company's assets would thereby be less than the aggregate of its liabilities, then the Company shall, within 10 days after the pronouncement of an order, or the making of an agreement between the shareholder and the Company as to the payment to be made for his shares, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Notwithstanding that a judgment has been given in favour of a dissenting shareholder by the Supreme Court (Yukon), if the Company is not permitted to make a payment to a dissenting shareholder for the reasons stated in the previous paragraph, the dissenting shareholder by written notice delivered to the Company within 30 days after receiving the notice of the Company, as set forth in the previous paragraph, may withdraw his notice of objection in which case the Company is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains his status as a claimant against the Company to be paid as soon as the Company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its shareholders.

In view of the strict requirements under the applicable corporate legislation relating to the rights and obligations of dissenting shareholders, shareholders should seek their own legal counsel concerning any consequences which may result from the filing of a notice of dissent or concerning the procedures to be followed to exercise such rights.

Since the Board may not wish to proceed with the Special Resolution in the event that shareholders holding a significant number of shares exercise their right of dissent thereby possibly seriously impairing the Company's financial resources, the Special Resolution includes a provision that the Board may elect not to proceed with the Special Resolution if, in the directors' sole discretion, they determine it not to be in the Company's best interests.

The text of the Special Resolution to be submitted to the shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The articles of Sirit Inc. be amended to increase the number of Common Shares the Company is authorized to issue to an unlimited number so that the authorized capital of the Company shall consist of an unlimited number of Common Shares and 100,000,000 Preferred Shares, issuable in series.

2. Notwithstanding the passage of this special resolution, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the filing of articles of amendment without further approval of the shareholders of the Company.

3 Any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the intent of the foregoing resolution, including without limitation, the execution of Articles of

Amendment in the prescribed form and the delivery thereof to the Director appointed under the Business Corporations Act (Yukon)."

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2004 which are included in the annual report and accompany this management information circular. These can also be found on SEDAR at www.sedar.com. Shareholders may also contact, Lorelei Luchkiw, the Director of Investor Relations of the Company by phone at (905) 949-4404, ext. 249 or by e-mail at lluchkiw@sirit.com to request copies of these documents.

Information regarding the Company's Audit Committee is contained in the Company's annual information form (the "AIF") for the year ended December 31, 2004 under the heading "Audit Committee" and a copy of the Audit Committee Charter is attached to the AIF as Schedule "A". The AIF will be available on SEDAR at www.sedar.com prior to March 31, 2005.

Directors' Approval

The contents of this management information circular and the sending thereof to each shareholder entitled to receive notice of the Meeting, to each director of the Company, to the auditors of the Company, and to the appropriate governmental agencies, have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

"William W. Staudt"
William W. Staudt
President and Chief Executive Officer
Toronto, Ontario
March 18, 2005

SCHEDULE "A"

SIRIT INC.
ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

In accordance with requirements of the TSX Corporate Governance Guidelines, the following is a description of the Company's corporate governance practices.

A. Mandate of the Board

There is no specific mandate for the Company's board of directors (the "Board"). In general, the Company's directors are governed by the standard of care set out in the *Business Corporations Act* (Yukon) which requires that each director or officer act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill of a reasonably prudent person.

The Board is ultimately responsible for supervising the management of the business and affairs of the Company. The Board communicates regularly to review the business operations and financial results of the Company. Meetings of the Board include regular meetings with management to discuss specific aspects of the operations of the Company.

The Board has delegated to senior management personnel the responsibility for managing the day-to-day affairs of the Company. The Board assumes responsibility for stewardship of the Company, including:

- formulating and approving the Company's strategic plans;
- reviewing and approving operational and financial plans and providing direction to management on these matters;
- reviewing and approving the Company's capital expenditure plans, as well as significant expenditures which are outside of approved operational spending forecasts;
- identifying the principal risks of the Company's business and ensuring the implementation of appropriate management of these risks;
- reviewing and implementing the Company's corporate governance guidelines;
- implementing a communications policy, which includes monitoring the effectiveness of the Company's communications;
- succession planning, including the appointment, compensation, and monitoring of senior management;
- ensuring the integrity of the Company's internal control and management information systems;
- reviewing and approving the terms of all debt and equity financings, mergers, acquisitions and divestitures, and the granting of all stock options;
- reviewing and approving the quarterly and annual financial statements as recommended for approval by the audit committee of the Company;
- developing appropriate structures and procedures for ensuring that the Board can function independently of management; and
- the engagement of outside advisors in appropriate circumstances.

B. Composition of the Board

The Board meets at least annually to review the adequacy and form of directors' compensation. This review includes changes to individual director's risks and responsibilities, changes in legal and reporting environments as well as comparisons to independent market information regarding director's compensation. Based on this review, the Board will update, as necessary the adequacy and form of directors's compensation.

The Board consists of seven individuals, one of whom is an officer of the Company and as such is considered to be a *related director,* and six individuals who are considered to be *unrelated directors.* The TSX Guidelines define an *unrelated director* as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A *related director* is a director who is not an *unrelated director.* In the opinion of the directors, the *unrelated directors* are free from any interest in any business or other relationship which could, or could reasonably be perceived to materially interfere with their ability to act with a view to the best interests of the Company.

The Company has one significant shareholder, J.L. Albright III Venture Fund ("J.L. Albright") which owns 20,185,068 (21.9%) common shares of the Company. The TSX Guidelines define a significant shareholder as a shareholder with the ability to exercise a majority of the votes for the election of the Board. J.L. Albright is represented by Richard I. Segal on the Board which satisfies the requirement for fairly reflecting the investment of minority shareholders in the Company.

C. Board Committees

The Board has two committees, the Audit Committee and the Compensation Committee, each of which is comprised of three members who are considered independent of management. The Audit Committee meets at least quarterly to review the Company's four quarterly reports, the annual audited financial statements and Management's Discussion and Analysis of Results of Operations and Financial Condition. The Audit Committee also establishes and monitors procedures to resolve conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of internal control procedures established by the Company.

The Compensation Committee meets periodically.

The size of the Company and its Board is such that functions, other than those performed by the Audit Committee and Compensation Committee, which the TSX recommends be undertaken by separate committees, are instead performed by the Company's full Board.

D. Decisions Requiring Prior Board Approval

The directors require that management obtain Board approval for significant corporate or business transactions outside of the normal course of the Company's business. Operating plans are reviewed regularly by the Board as a roadmap to assess performance and progress. Decisions which would alter the plans significantly require prior Board approval.

E. Recruitment of Directors and Performance Enhancing Measures

There is no formal procedure in place for the recruitment of new directors nor an orientation and education program for new directors as recommended by the TSX Guidelines. The directors meet at least annually to discuss the current composition of the Board, the ongoing skill sets required by the directors and seek to nominate directors that will fulfill the perceived board requirements and functions. The Board is currently reviewing the need to establish formal procedures. Because of the expertise of the Company's present directors and the nature of the Company's business, the directors believe that this less formal approach is appropriate and effective.

F. Shareholder Communication

The Company is dedicated to maintaining good shareholder relations and attempts to deal with any expressed concerns of shareholders promptly and efficiently. In particular, the Company ensures that all shareholder communications and disclosures comply with relevant regulations and guidelines are informative and timely.

G. Board Expectations of Management

For 2004, there were no formal position descriptions for the Board and for the Chief Executive Officer involving the definition of the limits to management's responsibilities. There are formal corporate objectives set which the Chief Executive Officer is responsible for meeting as noted in the "Report on Executive Compensation" section in the management information circular to which this Schedule "A" is attached.

The directors expect management to operate the business of the Company under the supervision of the directors, in accordance with the mandate referred to above, so as to maximize shareholder value and in a manner which is consistent with public and employee safety and the other objectives referred to in the "Report on Executive Compensation" section. The results of management activities are reviewed regularly by the Board.

As set forth above, for 2004 the Company's approach to corporate governance was through the entire Board rather than a separate committee of the Board. The Board has not appointed a lead director in this regard and as a whole functions independently of management and believes that the existing corporate governance structure is appropriate in the current circumstances. For 2005, the directors are currently formalizing procedures and reviewing a draft of the charter for a Governance Committee of the Board.

SCHEDULE "B"

RIGHTS, PRIVILEDGES, RESTRICTIONS AND CONDITIONS ATTACHING TO THE COMMON SHARES AND THE PREFERRED SHARES

The Company is authorized to issue an unlimiated number of Common Shares and 100,000,000 Preferred Shares.

Holders of Common Shares shall be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common Share held by them. Common Shareholders are entitled to receive the remaining property and assets of the Company in the event of a dissolution, subject to the rights of the holders of the Preferred Shares and any other shares ranking senior to the Common Shares.

The Preferred Shares are non-voting and are issuable in series, of which the first series, consisting of 6,500,000 shares, is designated as cumulative redeemable convertible preferred shares Series A ("Series A shares"). The Series A shares are entitled to receive fixed cumulative preferential cash dividends at the rate of 7.5% per annum. In the event of dissolution, the Series A shareholders shall be entitled to repayment of capital and any arrears of cumulative preferential dividends before any amount shall be paid or any property or assets of the Company distributed to Common Shareholders or any other class or series ranking junior to Series A shares.

SCHEDULE "C"

DISSENT RIGHTS – SECTION 193 OF THE BUSINESS CORPORATIONS ACT (YUKON TERRITORY)

193.(1) Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 186 or 189,

(d) be continued under the laws of another jurisdiction under section 191, or

(e) sell, lease or exchange all or substantially all its property under section 192.

(2) A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

(6) An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder.

(a) at least ten days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within ten days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of his shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Supreme Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Supreme Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw his dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within ten days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is

lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.